Filed pursuant to Rule 253(g)(1)
File No. 024-11772

As filed with the Securities and Exchange Commission on February 4, 2022

Offering Circular

Creci Inc.

Maximum Offering: $70,000,000 in 5% Notes

Creci Inc., a Delaware corporation, (“Creci,” the “Company,” “we,” or “us”), is an early-stage financial technology company that intends to operate an online platform that enables investors to buy the Company’s “Creci Notes” as described below. We plan to use investor capital from this offering to provide loans and other credit products to small businesses in the United States and Latin America that are furthering social impact and sustainability goals as set forth by the United Nations Sustainable Development Goals (“SDGs”). These goals include activities that promote decent work and economic growth, good health, quality education, and affordable and clean energy. We intend to use the proceeds of this offering to fund these credit products and for general corporate purposes, including, without limitation, the costs of this offering.

Creci’s goal is to close the small business credit gap using technology and the power of crowdfunding to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, throughout the United States and Latin America that are working to better our communities. Since our founding, we have won our startup pitch category at the 2019 Innovate Finance Global Summit in London, we were selected as a top three fintech startup in Village Capital’s Finance Forward Latin America 2020 Accelerator (an accelerator program that Village Capital conducts in collaboration with the MetLife Foundation, Paypal Holdings, Inc., and Moody’s Corporation) resulting in a $16,000 grant award, and our chief executive officer was awarded Northwestern University’s Kellogg School of Management’s 2020 Social Entrepreneurship Award, which came with a $70,000 grant award to support Creci.

Creci plans to offer and sell, on a continuous basis, its Creci Notes described in this offering circular. This offering circular describes some of the general terms that may apply to the Creci Notes and the general way they may be offered. It follows the Form 1-A disclosure format.

The Creci Notes:

●	are priced at $10.00 each;

●	shall bear interest at 5% per annum, compounded monthly, credited monthly to the investor’s account;

●	have three-year terms, after which a holder may demand full repayment at any time;

●	represent a full and unconditional obligation of the Company;

●	are not payment dependent on any individual underlying loan or credit product;

●	are unsecured;

●	are not expected to be convertible or exchangeable into any other securities; and

●	shall be generally callable, redeemable, and prepayable at any time by the Company, subject to the limitation set forth in the Creci Notes.

Please also see “Securities Being Offered” for a more fulsome description of the Creci Notes.

Our officers and directors (primarily Andres Idarraga, our Chief Executive Officer) intend to offer the Creci Notes on a continuing basis directly through our Creci website located at www.crecinotes.com. In this offering circular, we also refer to our website as our online platform, and we use the terms “website” and “platform” interchangeably. At the present time, we do not anticipate using any underwriters to offer our securities. We may partner with registered investment advisers or broker-dealers, who may offer Creci Notes on their platforms, from time to time, although we do not currently have any agreement with any broker-dealer or advisor for such purpose.

No more than once each fiscal quarter, and with at least 30 days’ notice prior to the end of such fiscal quarter, an investor may submit a request to withdraw up to $500, or 10% of the investor’s principal and accrued interest, whichever is greater, to be paid within 10 days following the end of such fiscal quarter, and subject to available funds from loans made and other cash available to the Company, accounting for the Company’s maintenance of sufficient operating capital (such funds, “Available Cash”). If the aggregate amount of all withdrawal requests received by the Company in a given fiscal quarter exceeds the Available Cash in such fiscal quarter, the amounts paid out under such withdrawal requests shall be pro-rated proportionally to the amount of each request. If the Company has no Available Cash in a given fiscal quarter, no withdrawal requests will be paid. The Company retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds. The Company also retains the discretion to limit withdrawal requests prior to maturity, and we reserve the right to wait until the maturity date to pay all accrued interest. Investors should be prepared to hold their Creci Notes to maturity.

The aggregate offering amount of the Creci Notes being offered and sold hereunder will not exceed $70,000,000 in any 12-month period. This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering.

Creci was incorporated in Delaware on January 11, 2019. Our principal address is 1201 North Market Street, Suite 111, Wilmington, Delaware 19801. Our phone number is (302) 202-9150.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 3 of this offering circular about the risks you should consider before investing.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer	Proceeds to Other Persons
Per Note	$10	$0	$10	$0
Maximum Amount of Notes	$70,000,000	$0	$70,000,000	$0

Generally, no sale may be made to non-accredited investors in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

We are offering to sell, and seeking offers to buy, Creci Notes only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this offering circular.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are being offered pursuant to an exemption from registration with the commission. However, the commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The approximate date of the proposed sale to the public will be within two calendar days from the date on which the offering is qualified and on a continuous basis thereafter until the maximum amount (i.e., $70,000,000) of Creci Notes are sold. Funds received will not be placed in escrow, meaning that the Company may immediately access and use the proceeds in this offering as such proceeds become available to the Company.

i

The Offering

Securities offered by us	Up to $70,000,000 in Creci Notes

Creci Notes	The Creci Notes:

	●	are priced at $10.00 each;

	●	shall bear interest at 5% per annum, compounded monthly, credited monthly to the investor’s account;

	●	have three-year terms, after which a holder may demand full repayment at any time;

	●	represent a full and unconditional obligation of the Company;

	●	are not payment dependent on any individual underlying loan or credit product;

	●	are unsecured;

	●	are not expected to be convertible or exchangeable into any other securities; and

	●	shall be generally callable, redeemable, and prepayable at any time by the Company, subject to limitations set forth in the Creci Notes.

Interest Rate of Creci Notes:

The Creci Notes will bear interest at 5% per annum, compounded monthly. All terms, conditions and details regarding the interest rate of Creci Notes will be provided by the Company to the investor prior to purchase by the investor and made available on the Creci website at www.crecinotes.com.

Principal amount of Creci Notes:	We will not issue securities hereby having gross proceeds in excess of $70,000,000 during any 12-month period. The securities we offer hereby will be offered on a continuous basis, commencing promptly after qualification of this circular.

Regulation A Tier:	Tier 2

Creci Note Purchasers:	Accredited investors pursuant to Rule 501 and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Manner of offering:

Our officers and directors (primarily Andres Idarraga, our chief executive officer) intend to offer the Creci Notes on a continuing basis directly through our Creci website located at www.crecinotes.com. See also section titled “Plan of Distribution” beginning on page 34.

How to invest:	Directly on www.crecinotes.com.

Investor Withdrawals:	No more than once each fiscal quarter, and with at least 30 days’ notice prior to the end of such fiscal quarter, an investor may submit a request to withdraw up to $500, or 10% of the investor’s principal and accrued interest, whichever is greater, to be paid within 10 days following the end of such fiscal quarter, and subject to available funds from loans made and other cash available to the Company, accounting for the Company’s maintenance of sufficient operating capital (such funds, “Available Cash”). If the aggregate amount of all withdrawal requests received by the Company in a given fiscal quarter exceeds the Available Cash in such fiscal quarter, the amounts paid out under such withdrawal requests shall be pro-rated proportionally to the amount of each request. If the Company has no Available Cash in a given fiscal quarter, no withdrawal requests will be paid. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds. The Company also retains the discretion to limit withdrawal requests prior to maturity, and we reserve the right to wait until the maturity date to pay all accrued interest. Investors should be prepared to hold their Creci Notes to maturity.

Use of proceeds:	If we sell $70,000,000 of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $69,900,000, assuming our offering expenses are $100,000. We intend to use the proceeds from this offering to fund loans and for general corporate purposes including, without limitation, the costs of this offering. See also “Use of Proceeds.”

Risk factors:	See the section titled “Risk Factors” beginning on page 3 of this offering statement for a discussion of factors that you should read and consider before investing in our Securities.

Risk Factors

Investing in our securities involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our financial statements and related notes, and all of the other information in this offering circular. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Industry

Worsening economic conditions may result in decreased demand for loans, cause borrowers’ default rates to increase, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and in Latin America, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, pandemics such as the recent COVID-19 one, and catastrophes.

Our borrowers are small businesses. Accordingly, our borrowers have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for loans by potential borrowers or higher default rates by borrowers.

There can be no assurance that economic conditions will remain favorable for our business or that demand for loans we intend to make or default rates by borrowers will remain at current levels. Reduced demand for loans would negatively impact our growth and revenue, while increased default rates by borrowers may inhibit our access to capital and negatively impact our profitability. Further, if an insufficient number of qualified small businesses apply for loans, our growth and revenue would be negatively impacted.

The COVID-19 outbreak may adversely affect our operating results.

In January 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern.” In March 2020, it declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate and plan to operate.

The Company entered into a loan agreement with Mentel LLC pursuant to which we loaned Mentel LLC $150,000 to originate loans to small businesses in Colombia. We also finalized an agreement on March 1, 2021 with the Colombia subsidiary of the same company, through our Colombian subsidiary, to purchase an existing portfolio of loans made to Colombian small businesses. During COVID-19, some of the small businesses in the portfolio have experienced delays in sourcing supplies; less in-person demand as a result of health concerns and quarantine measures; and delays of invoice payments. As a result, the related company worked with those businesses to institute grace periods and interest-only payment periods to help them manage cash flows issues and better position them to meet their loan obligations. We purchased only those loans in the portfolio which are current.

To date, we have not experienced any delays in payments of principal or interest attributable to COVID-19. However, the ultimate disruption which may be caused by the pandemic is uncertain, and it may result in a material adverse impact on the Company’s loans, financial position, operations and cash flows. COVID-19 may result in a decline in the demand for loans by potential borrowers; higher default rates by borrowers; higher redemption rates of holders of the Creci Notes. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

Increases in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.

Borrowers’ costs of borrowing mainly consist of interest rates and transaction costs. An increase in prevailing interest rates could result in an increase in the interest rates of loans we facilitate, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use the products or services we offer, because of an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risks, our business, profitability, results of operations and financial condition could be materially and adversely affected.

Our overall funding costs may fluctuate with market interest rates while the interest rates for existing loans are fixed during the terms of the loans. As a result, an increase in the market interest rates may negatively impact the availability and cost of our funding, which may have a material adverse impact on our profitability and results of operations.

Competition for employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled personnel, especially data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we intend to invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve borrowers could diminish, resulting in a material adverse effect on our business.

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we intend to conduct business or make it more difficult or costly for us to originate or otherwise make loans, or for us to collect payments on loans by subjecting us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

Risks Related to Our Company

We are an early-stage startup with a short operating history, and we may never become profitable.

We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we may not be able to attract investment, compete, or maintain operations.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the period from January 11, 2019 (inception) to December 31, 2020.

We are an early-stage startup with a short operating history, and we may never become profitable. Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph in their opinion on our audited consolidated financial statements for the period from January 11, 2019 (inception) to December 31, 2020 that states that there is substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, even though there is substantial doubt about our ability to continue as a going concern. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern. No assurances can be given that we will achieve success in selling the Creci Notes.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least twelve months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other credit products extended to borrowers;

●	improve the terms on which loans are made to borrowers as our business becomes more efficient;

●	increase the effectiveness of our direct marketing and lead generation through referral sources;

●	successfully develop and deploy new products;

●	favorably compete with other companies that are currently in, or may in the future enter, the business of lending to small businesses;

●	successfully navigate economic conditions and fluctuations in the credit market;

●	effectively manage the growth of our business; and

●	successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential borrowers do not adequately identify potential risks, the risk profile of such borrowers could be higher than anticipated. Our risk management policies, procedures, and techniques are based to some degree on the subjective judgment of the Company’s management, and may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

We may recognize unexpected losses if our models, estimations, and judgments regarding the credit risk posed by potential borrowers prove to be inadequate or incorrect.

We have developed and use a variety of models and other analytical and judgment-based estimations to measure, monitor and implement controls related to the evaluation of the creditworthiness of potential borrowers. These models and estimations are based on a variety of assumptions and historical trends, and are periodically reviewed and modified as necessary. These models and estimations may not be effective in all cases to identify, observe, and mitigate the credit risk posed by potential borrowers due to a variety of factors, such as:

●	reliance on historical trends that may not accurately predict future events, including assumptions underlying the models and estimations which predict correlation among certain market indicators or asset prices;

●	inherent limitations associated with forecasting uncertain economic and financial outcomes;

●	historical trend information may be incomplete, or may not anticipate severely negative market conditions such as extreme volatility, dislocation or lack of liquidity;

●	models and estimations may contain erroneous data, valuations, formulas or algorithms; and

●	review processes may fail to detect flaws in models and estimations.

●	technology that is introduced to run models or estimations may not perform as expected, or may not be well understood by the personnel using the technology;

We are reliant on the efforts of Andres Idarraga and Pravin Rodrigues, the loss of either of which could have a material impact on our business.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including Andres Idarraga, our Chief Executive Officer, and Pravin Rodrigues, our Chief Operating Officer and Chief Social Impact Officer. Mr. Idarraga and Mr. Rodrigues have expertise that could not be easily replaced if we were to lose either or both of their services.

Our intended loans to small business in Latin American expose us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

We intend to make loans to small businesses in Latin America, beginning in Colombia. Loans made to Latin American small businesses involve risks including: (i) multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, employment laws, regulatory requirements and other governmental approvals, permits and licenses; (ii) complexities associated with managing multiple payment processing methods; (iii) natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, protests, boycotts, curtailment of trade and other market restrictions; (iv) exchange-rate risk, and (iv) regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws and regulations in other countries.

Loans made in our first market, Colombia, are subject to risks such as economic instability, including economic instability caused or accelerated by the COVID-19 pandemic. From March 2020 to March 2021, the unemployment rate in Colombia increased from 10.6% to 14.9%; the economy contracted by 6.8%; and the Colombian peso depreciated by 22% against the U.S. dollar. In response to the worsening fiscal situation, the Colombian President’s party introduced a fiscal reform plan on April 15, 2021 in the country’s Congress. The plan included tax increases targeting low-to-middle income households. This sparked national protests that were met with government force, resulting in street confrontations. The fiscal reform plan was withdrawn on May 2, 2021; however, the protests continued through the end of May. On May 20, 2021, S&P Global Ratings downgraded the country’s credit rating from BBB-minus to BB-plus. While the protests ebbed in June, the country continues to experience pockets of social unrest, and the government continues to contend with the fiscal difficulties. S&P Global Ratings has stated that its outlook on the country is stable.

Generally, economic instability in Colombia, other Latin American countries, and emerging market countries has been caused by many different factors, including the following: high interest rates; changes in currency values; high levels of inflation; exchange controls; wage and price controls; changes in economic or tax policies; the imposition of trade barriers; and internal security issues. Emerging-market operations generally pose a greater degree of risk than operations in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s economic growth and on its small businesses. In addition, because international investors’ reactions to the events occurring in one emerging market country may demonstrate a “contagion” effect, in which an entire region or class of investments is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments occurring in other emerging market countries.

There can be no assurance that any crises such as those described above or similar events will not negatively affect the principal countries in Latin America, including Colombia, and thus our operations.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data hosting, data processing, payment processing, and know-your-client and anti-money laundering diligence. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we plan to provide our users with the ability to purchase and sell the Notes remotely, both over the internet and on mobile devices. The storage and transmission of confidential information with our network could be vulnerable to cyber-attacks, cyber-espionage, unauthorized access, computer viruses, phishing schemes and other security breaches that could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Our inability to prevent such security breaches to our network could also cause existing customers to lose confidence in our systems and could materially and adversely affect our business, financial condition and results of operations.

To date, we have not experienced any material losses relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not suffer material losses from such cyber-attacks or other information security breaches in the future. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, our plans to continue to implement internet and mobile services to meet customer demand, and the current economic and political environment. As cyber and other data security threats continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any security vulnerabilities.

Our assets at risk for cyber-attacks include financial assets and confidential information belonging to users. While we employ preventive and detective controls to protect our assets and provide mandatory recurring information security training to all employees, there can be no assurance that such controls will prevent any cyber-attacks. The Company also maintains certain insurance coverage to prevent material financial loss from cyber-attacks; however, there can be no assurance such insurance will be available to cover any such financial loss we may incur.

Additionally, financial products and services have become increasingly technology driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We rely on data centers to deliver our services. Any disruption of service at these data centers could interrupt or delay our ability to deliver our service to our customers.

We currently serve our customers from third-party data center hosting facilities. The continuous availability of our service depends on the operations of these facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, data breaches, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current disaster recovery arrangements, our business could be harmed.

If any of the primary information provided by borrowers and data obtained from third-party external sources we use for credit and risk assessment is inaccurate or fraudulently provided, our assessment may not sufficiently capture the credit risk of the loan.

Our loan decisions are based partly on information provided to us by loan applicants and third-party external sources that we use for credit and risk assessment. To the extent that these applicants or third-party sources provide information to us that is not true or in a manner that we are unable to verify, we may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of our underwriting process, and this data may contain inaccuracies or falsehoods. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Although we take steps to verify potential borrower data and identities, the potential borrower information may nevertheless be inaccurate or incomplete. In the event of fraud or inaccuracy, our assessment of the creditworthiness of particular borrowers may be flawed, leading us to extend credit in cases where it would not otherwise be extended. In this eventuality, our expected returns from such loans may not materialize, harming our reputation, business, and operating results.

Our loans may be unsecured obligations of our borrowers, the default of which could leave us with little recourse or remedy, which could adversely affect the results of our operations.

We anticipate that some of our loans will be unsecured obligations of the borrowers. This means that, for those loans, we will not be able to foreclose on any assets of our borrowers in the event that they default. This limits our recourse in the event of a default. We may also attract borrowers who have fewer assets and may be engaged in less developed businesses than our peers. If we are unable to access collateral on our loans that default, our results of operations may be adversely impacted.

We intend to originate relatively small-dollar loans which means we need to originate more loans to make as much money as competitors that originate larger-dollar loans.

We anticipate that substantially all of our loans will be under $100,000. Some of competitors who offer larger dollar loan products require origination of fewer loans than we do in order to reach the same amount of dollars loaned. If our per-loan origination costs are too high, our results of operations will be adversely impacted.

Any negative publicity with respect to us, our employees, the marketplace lending industry in general or our business partners may materially and adversely affect our business and results of operations.

The reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include, but are not limited to, our ability to:

●	maintain the quality and reliability of our platform;

●	provide borrowers and investors with a superior experience on our platform;

●	enhance and improve our risk management system;

●	effectively manage and resolve borrower and investor complaints; and

●	effectively protect personal information and privacy of borrowers and investors.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including, but not limited to, our management, employees, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

We will face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that lend to small businesses. These companies include traditional banks, merchant cash advance providers, and newer, technology-enabled lenders. In addition, other technology companies that lend primarily to individual consumers have already begun to focus, or may in the future focus, their efforts on lending to small businesses.

Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract borrowers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our potential market share or ability to explore new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to any strategic partners or borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

The collection, processing, storage, use, and disclosure of personal data on our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from borrowers and purchasers of the Creci Notes and services. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

We rely on various referral sources and other borrower lead generation sources, the loss of which could have a material impact on our business.

Unlike banks and other larger competitors with significant resources, we intend to rely on our smaller-scale marketing efforts, affinity groups, partners, and loan referral services to acquire borrowers. We do not have exclusive rights to referral services, and we cannot control which loans or the volume of loans we are sent. In addition, our competitors may enter into exclusive or reciprocal arrangements with their own referral services, which might significantly reduce the number of borrowers we are referred. Any significant reduction in borrower referrals could have an adverse impact on our loan volume, which will have a correspondingly adverse impact on our operations and our company.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Investors must consent to the jurisdiction of the State of Delaware for most claims, which could inconvenience or prejudice investors in the pursuit of legal claims against the Company.

The Form of Creci Note requires investors to consent to the jurisdiction of the state courts located within New Castle County, Delaware. Investors located outside the State of Delaware may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims. This choice of forum provision may limit a holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find this provision of our Form of Creci Note to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

By purchasing Creci Notes in this Offering, unless you opt-out in accordance with the terms of the Creci Note Investor Agreement, you are bound by the arbitration provisions contained in our Creci Note Investor Agreement to be used for subscriptions in this offering which limits your ability to bring class action lawsuits or seek remedies on a class basis and waives the right to a trial by jury.

By purchasing shares in this Offering, unless you opt out in accordance with the terms of the Creci Note Investor Agreement, you agree to be bound by the arbitration, jury waiver and class action waiver provisions contained in Section 6 of our Creci Note Investor Agreement to be used for subscriptions on this offering. Pursuant to the terms of the Creci Note Investor Agreement, the holders of Creci Notes and the Company will agree to (i) resolve disputes of the holders of Creci Notes through binding arbitration or small claims court, instead of through courts of general jurisdiction or through a class action and (ii) waive the right to a trial by jury and to participate in any class action, except in cases that involve personal injury. Pursuant to the terms of the Creci Note Investor Agreement, if a holder of Creci Notes does not agree to the terms of the arbitration provision, the holder of Creci Notes may opt-out of the arbitration provision by sending an arbitration opt-out notice to the Company within thirty (30) days of the holder’s first electronic acceptance of the Creci Note Investor Agreement. If the opt-out notice is not received within thirty (30) days, the holder of Creci Notes will be deemed to have accepted all terms of the arbitration provision, including the class action and jury waiver. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Creci Note Investor Agreement is enforceable under federal law and the laws of the State of Delaware. Although holders of Creci Notes will be subject to the arbitration provisions of the Creci Note Investor Agreement, the arbitration provisions do not preclude holders of Creci Notes from pursuing claims under the U.S. federal securities laws in federal courts.

The arbitration provision of the Creci Note Investor Agreement is not intended to be construed as, and shall not be deemed, a waiver by any holder of Creci Notes of the company’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The arbitration provision of the Creci Note Investor agreement does not apply to claims brought under the Exchange Act and Securities Act.

The Creci Note Investor Agreement provides that, to the extent permitted by law, each party to the Creci Note Investor Agreement waives the right to a jury trial or class action of any claim they may have against us arising out of or relating to our Creci Notes or the Creci Note Investor Agreement. If we were to oppose a jury trial or class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial or class action. The holders of Creci Notes will be subject to these provisions of the Creci Note Investor Agreement to the extent permitted by applicable law.

The waiver of the right to a jury trial and class action contained in the Creci Note Investor Agreement is not intended to be deemed a waiver by any holder of Creci Notes of the Company’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The jury waiver and class action waiver provisions of the Creci Note Investor Agreement do not apply to claims brought under the Exchange Act and Securities Act.

If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. In the event that an investor does not opt-out, as described above, the rights of the adverse bond holder to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company.

Compliance with Regulation A and reporting to the SEC could be costly, which could adversely affect our results of operations.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A may also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

Risks Related to Creci Notes

The characteristics of the Creci Notes, including the interest rate, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives.

The Creci Notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing Creci Notes. The characteristics of the Creci Notes, including being redeemable by us, the interest rate, lack of collateral security or guarantee, and lack of liquidity, may not satisfy your investment objectives. In addition, the Creci Notes will be subordinated to secured and senior debt as necessary to procure additional financing for the company, and are currently subordinated to the SAFEs and convertible notes described in further detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources” of this offering circular. The Creci Notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any Creci Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Creci Notes in relation to your other investment holdings and the diversity of those holdings.

The Creci Notes are unsecured obligations.

The Creci Notes do not represent an ownership interest in any specific Creci loans, their proceeds, or their assets. The Creci Notes are unsecured general obligations of Creci only and not any borrower in Creci’s loan portfolio. The Creci Notes will be general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Creci Notes by their terms. We may issue secured debt at our sole discretion without notice to or consent from the holders of Creci Notes. Therefore, as unsecured obligations, there is no security to be provided to the holders of the Creci Notes.

There is no public market for Creci Notes, and none is expected to develop.

Creci Notes are newly issued securities. Although under Regulation A the securities are not restricted, Creci Notes are still, and are expected to be, highly illiquid securities. No public market has developed nor is expected to develop for Creci Notes.

Holders of Creci Notes are exposed to the credit risk of the Company.

Creci Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the Creci Notes, holders of Creci Notes will have an unsecured claim against us. Holders of Creci Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of any senior creditors and any secured creditors to the extent of the value of their security.

Holders of the Creci Notes will have no voting rights and will have no ability to direct or control the Company.

The Creci Notes do not carry any voting rights and therefore the holders of the Creci Notes will not be able to vote on or otherwise control any matters regarding the operation of the Company. As a noteholder purchaser in this offering, you will have no right to vote upon or receive notice of any corporate actions we may undertake which you might otherwise have if you owned equity in our Company.

Because the Creci Notes will have no sinking fund, insurance, or guarantee, you could lose all or a part of your investment if we do not have enough cash to pay.

There is no sinking fund, insurance or guarantee of our obligation to make payments on the Creci Notes. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the Creci Notes. The Creci Notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Creci Notes, you will have to rely only on our cash flow from operations and possible funding from third-party investors for repayment of principal and interest upon repayment requests, maturity of the notes, or upon redemption by us. If our cash flow from operations and possible funding from investors are not sufficient to pay any amounts owed under the Creci Notes, then you may lose all or part of your investment

Because the Creci Notes represent debt and confer no equity upon the holder, you will not receive any dividend distributions from the Company.

The Creci Notes are debt instruments and do not represent any equity in the Company. The Company has not and has no plans to issue dividends to its equity holders. However, in the event that it does so, you are not entitled to any dividends or similar payments beyond the interest and principal due to you under the Creci Note pursuant to the terms of the Creci Note and the Creci Note Investor Agreement.

Cautionary Note Regarding Forward-Looking Statements

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this offering circular. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular. You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

If we sell $70,000,000 of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $69,900,000, assuming our expenses are $100,000 for this offering. We intend to use approximately 95% of the net proceeds from this offering to fund loans and approximately 5% of the net proceeds for general corporate purposes. If we do not reach the maximum offering amount, the ratio of funds used for funding loans to funds used for general corporate purposes is likely to decrease due to the fixed costs associated with the general corporate purposes.

Use of Proceeds	% of Proceeds if $25,000,000 Raised	Amount if $25,000,000 Raised	% of Proceeds if $50,000,000 Raised	Amount if $50,000,000 Raised	% of Proceeds if $70,000,000 Raised	Amount if $70,000,000 Raised
Cost of offering	0.40%	$100,000	0.20%	$100,000	0.14%	$100,000
Lending	94.60%	$23,650,000	95.80%	$47,900,000	96.11%	$67,275,000
General Corporate Purposes	5.00%	$1,250,000	4.00%	$2,000,000	3.75%	$2,625,000
Totals	100.00%	$25,000,000	100.00%	$50,000,000	100.00%	$70,000,000

General corporate purposes include, but are not limited to, our legal and accounting expenses, rent, utilities, computer hardware and software expenses, and promotion and marketing expenses. Our management has sole discretion regarding the use of proceeds from the sale of Creci Notes. Pending use of the net proceeds from this offering, we may invest in short and intermediate term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our directors and management team do not currently receive a salary or other compensation from the company, and does not expect to in the short term, but depending on the performance of the company, it is possible that general corporate purposes may include director, officer or employee salaries or other compensation in the intermediate term.

About the Company

Background

Creci is an early-stage financial technology company whose mission is to lend to and empower social impact small businesses throughout the United States and Latin America a working to solve some of the world’s most pressing problems. We are building an online platform containing online tools that allow companies to identify, measure, and report their impact so that we can profile that impact and in turn enable us to more easily attract funding for those small businesses.

We define social impact small businesses as those that work to further at least one of the seventeen United Nations Sustainable Development Goals, which include goals such as decent work and economic growth, good health, quality education, and affordable and clean energy. We intend to offer retail debt securities (the Creci Notes) hereunder and with the proceeds, provide these small businesses with financing solutions and investors with opportunities to earn a fixed-return on funds invested. We plan to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses.

Our goal is to close the small business credit gap described below using technology and the power of crowdfunding to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, throughout the United States and Latin America that are working to better our communities. We believe that traditional banking institutions are underserving this segment for various reasons, leaving a small business credit gap of at least $87 billion and up to $465 billion in the United States and of up to $250 billion in Latin America. Notably, over 80% of these small businesses are pursuing or have the potential to pursue at least one of the SDGs, our benchmark for impact, but they lack easy to use tools that allow them to identify, measure, and report their impact. We believe that if they had these tools to better profile the positive impact they generate, small businesses could attract funding from the 85% of investors and 95% of millennials who state that they want to invest for impact and financial return.

Andres Idarraga, our chief executive officer, initially developed the idea and business model as described above through a pre-existing United States entity, Mentel LLC, and its wholly owned subsidiary in Colombia, Mentel Colombia SAS, where initial loans by Mentel Colombia SAS were made. On January 11, 2019, Mr. Idarraga established Creci Inc. in the United States, and in November 2019 Creci Inc. formed a wholly owned subsidiary in Colombia, Creci Finance Colombia S.A.S. Both were established to take over, develop, and operate the Company’s current business model. Creci Inc. and Mentel LLC have recently finalized the transfer of Mentel’s current loan portfolio that relates to the above business model. The value of the transaction is $325,000. Creci, Inc. paid for the transaction by issuing a $175,000 convertible note to Mentel LLC and by cancelling a note receivable of $150,000 which Mentel LLC issued to Creci Inc. on September 29, 2019.

Through the Mentel entities, since the second half of 2018 and through December 31, 2020, sixty-one loans totaling $325,000 have been originated in Colombia. The average loan amount is approximately $5,325. The companies to which these loans have been made, among other things, are furthering 13 of the United Nations’ Sustainable Development Goals, have provided over 100 jobs to indigenous and rural workers, helped over 50 farmers employ more efficient farming methods, provided empowerment training to over 300 women in low-income areas, are treating over 72,000 liters of water per day and have manufactured over 10,000 units of personal protective equipment in response to COVID-19.

Creci’s current goals are to continue expanding business operations in Colombia, expand our lending into the United States, and then expand throughout the Americas, beginning with Mexico. Since our founding, we have won our startup pitch category at the 2019 Innovate Finance Global Summit in London, were selected as a top three fintech startup in Village Capital’s Finance Forward Latin America 2020 Accelerator (an accelerator program that Village Capital conducts in collaboration with the MetLife Foundation, Paypal Holdings, Inc., and Moody’s Corporation) resulting in a $16,000 grant award; and our chief executive officer was awarded Northwestern University’s Kellogg School of Management’s 2020 Social Entrepreneurship Award, which came with a $70,000 grant award to support Creci.

Creci Notes

We plan to make Creci Notes, the subject of this offering circular, available to retail investors via Creci’s website, located at www.crecinotes.com. Our business model is centered around using the funds from the sale of Creci Notes to originate loans, extend lines of credit, and provide other debt-based financing to small businesses. The proceeds from Creci Notes may be aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively may fund the lending products.

Creci Notes are being offered on a continuous basis, which allows for sale of debt securities to be made over time. The active acceptance of new investors in Creci Notes, whether via the Creci platform or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to allow the Company time to effectively and accurately process and settle subscriptions that have been received. The Company may discontinue this offering at any time.

Creci Notes are being offered to both “accredited investors” as defined under Rule 501 of the Securities Act of 1933, as amended, and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

No more than one each fiscal quarter, and with at least 30 days’ notice prior to the end of such fiscal quarter, an investor may submit a request to withdraw up to $500, or 10% of the investor’s principal and accrued interest, whichever is greater, to be paid within 10 days following the end of such fiscal quarter, and subject to available funds from loans made and other cash available to the Company, accounting for the Company’s maintenance of sufficient operating capital (such funds, “Available Cash”). If the aggregate amount of all withdrawal requests received by the Company in a given fiscal quarter exceeds the Available Cash in such fiscal quarter, the amounts paid out under such withdrawal requests shall be pro-rated proportionally to the amount of each request. If the Company has no Available Cash in a given fiscal quarter, no withdrawal requests will be paid. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds. The Company also retains the discretion to limit withdrawal requests prior to maturity, and we reserve the right to wait until the maturity date to pay all accrued interest. Investors should be prepared to hold their Creci Notes to maturity.

Although Creci intends to primarily use the proceeds of this offering to make loans and offer other credit products to small businesses and for general corporate purposes as described in “Use of Proceeds”, above, management retains discretion to use funds from this offering for additional purposes, including operating and general corporate expenses. Creci expects to pay interest on the Notes a monthly basis, although we reserve our right to wait until a repayment demand by the holder of the Notes to pay all (or any portion of) accrued interest. The Company retains the discretion to limit withdrawal requests. Creci Notes are the general obligations of the Company. We reserve the right to assign our obligations under the Creci Notes without first obtaining investor consent. Creci Notes will not be assignable by the noteholder without the prior written consent of the Company.

Interest Rate

The Creci Notes will bear interest at 5%. All terms, conditions and details regarding the interest rate of Creci Notes will be provided by the Company to the Investor prior to purchase by the Investor and made available on the Creci website at www.crecinotes.com.

Creci Website

We intend to offer the Creci Notes on our online website www.crecinotes.com. The Creci Notes are full recourse to us, regardless of payments received from any individual borrower. Prospective Creci Note investors will create a username and password on our website and agree to our terms and conditions and privacy policies.

We plan to implement the following features for our Creci Note investors through our website:

●	set up an account to purchase Creci Notes directly from us through our website, including with funds electronically withdrawn from their checking accounts, by a wire transfer, or by other means agreed to in advance by Creci and the investors;

●	purchase Creci Notes in $10 increments and build an investment balance over time;

●	view investment balances, returns, and transaction history and receive required tax documents regarding their investment; and

●	sign up for webinars and educational programming regarding social impact and financial topics.

We will not charge our Creci Note investors any commission or fees to purchase Creci Notes through our website. However, other unaffiliated financial intermediaries which are registered broker-dealers, if and when engaged, may charge them customary commissions or fees.

We plan to make the following features available to small business borrowers:

●	set up an account to use our social impact identification, measurement, and reporting tools;

●	request a loan, view current loans, view loan balances, and make payments on loans; and

●	sign up for webinars and educational programming regarding social impact and financial topics.

Social Impact Overview

The United Nations has established the SDGs to promote sustainable development. Through them, businesses have been encouraged to have a more positive impact on society and to identify, measure, and report that impact. However, according to the University of North Carolina’s Kenan-Flagler’s Center for Sustainable Enterprise and New York University’s Center for Sustainable Businesses, small businesses typically do not have the time for higher level strategic thinking on sustainability. But if they did, they would be surprised how “good” their companies already are and how “small tweaks” can make them better, especially as consumers are looking for brands that make a “difference”. Creci’s social impact tool is designed to help small businesses report their impact, thereby helping to unlock investment capital from the growing number of investors that want to invest for sustainability and financial return.

Competitive Strengths

We believe we benefit from the following competitive strengths when compared to our competitors:

We are part of the fast-growing impact investment industry. Morgan Stanley reports that nearly 85% of Americans, including 95% of millennials, have moderate to high interest in sustainable investing. However, most impact investment opportunities are reserved for accredited or institutional investors. We intend to provide retail investors with the opportunity to align their investments with their values while earning a reasonable return.

We are part of the fast-growing fintech lending industry that is attending to underserved markets. Technology-enabled lending platforms, such as Creci, have successfully met market demand that banks either have decided they cannot, or do not want to, serve. These platforms often have lower overhead costs, making it easier and cheaper for them to originate loans to small businesses.

We focus on an underserved banking sector. Due to their higher costs, we believe that banks cannot profitably serve the small business lending market for commercial loans below $100,000. Indeed, traditional banks have been exiting the small business loan market for over a decade. We believe our underwriting model and borrower acquisition strategy will enable us to profitably originate loans at these levels.

Strategy

We intend to pursue the following strategies:

●	Attract top talent in operations, credit and risk assessment, data analytics, technology, and marketing.

●	Market our Creci Notes to the impact investing community through various online and offline channels, such as social media platforms and alternative or social impact investing conferences.

●	Attract small businesses to our platform by providing our social impact tool free of charge to businesses who sign up for an account.

●	Establish strategic relationships with small business networks, such as chambers of commerce, so that we are top of mind loan providers to the small businesses in those networks.

●	Develop and refine top underwriting standards to ensure the sound origination and maintenance of loans.

Business Model

Under our business model, we intend to generate revenue from fees charged to borrowers and from interest generated from the loans that we originate, lines of credit we extend, and other forms of debt-based financing we provide to small businesses. It is Creci’s intention to request either personal guarantees or asset-based collateral for the loans it makes.

We plan to generate our gross profit from the spread between the interest rate paid to Creci Note investors and other debt investors, such as institutional debt investors, and the interest rate we plan to charge small businesses. Creci management intends to review the mentioned rates on a quarterly or semi-annual basis to take into account competitive conditions, including the general interest rate environment, cost of capital averages for small businesses, and the economic conditions facing the company.

In order to borrow on our platform, small businesses will provide information such as time in business, revenue, financial and credit variables, and tax returns so that we can assess their repayment capability. When loans are personally guaranteed, we plan to request financial information from the guarantor to assess his or her ability to meet the guarantee. We also will assess any asset-based collateral on a case-by-case basis. Generally, we intend for our loans to be fully amortized and repaid on a monthly basis.

At present, we employ three persons, two of which are full-time, and all of which are officers of the Company. As of September 1, 2021, our Colombian subsidiary employs ten (10) full-time employees.

For a discussion of distinctive or special characteristics of our operation and industry that may have a material impact on our future performance, see the Risks Related to Our Industry and Risks Related to Our Company sections under the Risk Factors heading, above.

Description of Property

We are currently a fully remote team as a result of the COVID-19 pandemic. Our Chief Executive Officer works from his home office located in Fort Lauderdale, Florida; our Chief Technology Officer works from his home office located in Attleboro, Massachusetts; and our Chief Operating Officer and Chief Social Impact Officer works from his home office located in Oakville, Ontario, in Canada. We rent a virtual office in Wilmington, Delaware, our place of incorporation. We previously sub-leased office space in Hollywood, Florida. We own no physical properties. We may lease office space in different locations as needed once the COVID-19 pandemic subsides. We anticipate locating such office space without difficulty.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, the related notes, and other financial information included elsewhere in this offering circular. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an early-stage fintech company incorporated in Delaware on January 11, 2019 that intends to make loans to small business in the United States and Latin America that are furthering at least one of the seventeen United Nations Sustainable Development Goals, which include goals such as decent work and economic growth, good health, quality education, and affordable and clean energy.

Operating Results

Since inception (January 11, 2019) we have engaged largely in organizational activities. Expenses related to these organizational activities through December 30, 2020 have been $49,925. The largest share of these expenses consists of technology-related expenses for developing our online platform and for developing our risk assessment frameworks. We also loaned $150,000 to a related party to originate loans in Colombia and earned $12,340 in interest in 2020 as a result. In 2020, we received $88,000 in grant award income.

Liquidity and Capital Resources

To date, we have funded our operations through venture capital equity financings and grant awards. As of December 30, 2020, we raised $250,000 through Simple Agreements for Future Equity (“SAFEs”) and $222,000 through convertible notes and earned $88,000 through grant awards. The SAFEs and convertible notes shall convert to preferred stock upon our issuance of preferred stock during a future equity raise at a price to be determined relative to either the percentage discounts or to the valuation caps set by the Company on the SAFEs and the convertible notes, or may convert into either preferred stock, common stock, or a right to receive payment, at the election of the holders, in the event we undergo a change of control transaction or initial public offering prior to an equity financing. The convertible notes have a three-year maturity, require at least $500,000 to be raised during the equity financing to trigger conversion, and at the election of the holders may convert to preferred stock in the event we do not reach the $500,000 threshold or do not raise an equity round prior to maturity.

We expect to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan through one or more equity financings. If those funds are insufficient to satisfy our liquidity requirements, we intend to seek additional equity or debt financings. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern and our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the period from January 11, 2019 (inception) to December 31, 2020. We expect to generate income from the difference between the interest rates we charge borrowers or otherwise make from our permissible investments, including loan origination fees paid by borrowers, and the interest we will pay to the holders of Creci Notes. We also expect to use approximately 5% of the proceeds from sales of Creci Notes to provide working capital for our company until such time as our revenues are sufficient to pay our operating expenses.

Plan of Operations

We were organized in 2019 and are an early-stage company. Since inception, we have largely worked on organizational and development matters. We have engaged software developers to build our online platform and financial professionals to build our risk assessment model. We also have participated in loans originated by a related, pre-existing party through which the chief executive officer initially tested the business model.

During the twelve months following the commencement of this offering, we plan to explore sources of equity funding for our working capital. During that same period, we will seek to sell our Creci Notes and use the proceeds to originate small business loans in our initial lending market, Colombia. As part of our selling and marketing efforts, we plan to market our Creci Notes at alternative investment conferences, to groups interested in impact investing, and through relevant online channels. Given the uncertainty of the amount of Creci Notes that we will sell, it is difficult to provide a plan of operations in greater detail. We also plan to start working on the necessary approvals to begin lending in our second lending market, the United States. We will determine further lending markets after operations have been fully established in our first two markets.

Trend Information

The Company’s growth will depend on investment in the Creci Notes, other types of debt, and the equity of the Company, in addition to identifying and attracting small, impact business lending clients. We plan to increase our marketing and sales spending to attract both investors and lending clients. We expect to rely on social media, traditional media, impact investing affinity networks, impact business affinity networks, partnerships, and conferences to drive investor and client growth.

The core elements of our go-to-market and growth strategy include attracting new investors and small business clients, broadening distribution capabilities through strategic partnerships, extending user and customer lifetime value, expanding product offerings, broadening technology functionality for note investors and our small businesses clients, and enhancing data and due diligence analytical capabilities for internal use. The Company plans to invest significant resources to accomplish these goals. These investments are intended to contribute to long-term growth, but they may affect short-term profitability.

The COVID-19 pandemic continues to be a cause of concern worldwide, especially as the rise of the Delta and other variants have resulted in a resurgence of infections. We recently acquired a portfolio of small business loans in Colombia and are monitoring any cash flow issues of our borrower companies to remain proactive in servicing the loans and in identifying any that could become late or enter default.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with US GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the determination of any accrued liabilities or filing costs associated with establishing the Company.

Cash and cash equivalents

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes in accordance with ASC Section 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of ASC Section 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is subject to income taxes in the United States Federal jurisdiction, was subject to taxes in Florida, and may be subject to taxes in other states, including Florida or Delaware, in the future. The Company recognizes interest and penalty accrued related to unrecognized tax benefits in its income tax expense. No interest or penalties have been accrued for all periods presented.

Risks and uncertainties

The Company’s business could be impacted by continuing price pressure on its operating costs; acceptance of its products or services in the market place; new competitors; changing federal and/or state legislation; and new technologies and other factors. Adverse changes in these areas could negatively impact the Company’s financial position, results of operations and cash flows.

Management

Our current executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Andres Idarraga	43	Chief Executive Officer, Co-Founder, Director	Since inception
Pravin Rodrigues	54	Chief Operating Officer, Chief Social Impact Officer, Co-Founder	April 2021
Carlos Ruiz	39	Chief Technology Officer	Since inception

Andres Idarraga. Mr. Idarraga co-founded Creci and has served as chief executive officer and director since January 11, 2019. Before founding Creci, from August 2016 to July 2018, he was Chief Operating Officer and General Counsel of FlexFunds, a fast-growing asset securitization startup with over $2 billion dollars in assets under administration, based in Miami, Florida and with an international presence, including in Latin America. In that role, Mr. Idarraga was responsible for devising and implementing operational and legal frameworks across the company and overseeing company litigation. From September 2011 to July 2016, Mr. Idarraga was an attorney at Boies Schiller Flexner, one of leading law firms in the United States. There, he worked on antitrust, securities and complex commercial litigation matters. Mr. Idarraga also co-founded the Transcending Through Education Foundation in 2012, a non-profit that supports the higher education efforts of people in prison. He received bachelor’s degrees in Economics and Comparative Literature from Brown University, a law degree from Yale Law School, and an Executive MBA degree from Northwestern’s Kellogg School of Management. Mr. Idarraga’s belief in and passion for the expansion of educational opportunities and for sustainable economic development stems in part from personal experience. He grew up in poverty and around drugs. Unfortunately, he turned to dealing drugs as a teenager. In 1998, he was convicted of various felonies related to drug dealing activities, and he spent six-years and four months in prison as a result. He was released in 2004 on parole so he could pursue his education. His story has been profiled on NBC’s Today Show, in the Hispanic Executive, and in other outlets. He has also testified before the U.S. Congress on voting rights issues, which he worked on while a student. His education, financial, and other works has garnered support across various spectrums and includes prison directors, state and federal judges, and members of law enforcement.

Pravin Rodrigues. Mr. Rodrigues has worked with Creci as an investor and advisor since August 2020 and in May 2021 joined as a co-founder, Chief Operating Officer, and Chief Social Impact officer. For the 15 years prior to joining Creci, he operated Mentis Solutions, a boutique consulting firm in Canada providing advisory services for large-scale transformation initiatives in the financial services sector, including for the Royal Bank of Canada, TD Banks, Scotiabank and IGM Financial. Such programs included product introductions, AML and other regulatory programs for personal and commercial credit, technical and culture change implementations in wealth management and operational integration of acquisitions. Programs ranged in size, with budgets between $5 million and $40 million and teams of up to 250. He founded Espera Ventures in 2017 to invest in social and environmental ventures and Path and Purpose, a program which encourages youth accountability for their own success through experiential learning. He received a bachelor’s degree in Economics from Western University and an MBA from Queen’s University, both in Canada. He also holds a master’s degree in Sustainability Leadership from the University of Cambridge in England.

Carlos Ruiz. Mr. Ruiz has served as Creci’s part-time Chief Technology Officer since January 11, 2019. From September 2016 to September 2018, he was a Senior Software Engineer at Engie, a multinational electric company, where he worked to develop technology that makes commercial buildings more efficient. In January 2019, he joined Pulsify, also as a Senior Software Engineer. Pulsify was an early-stage company that developed a human resource management platform and was acquired. Previously, Mr. Ruiz was a lead software engineer at Meditech, a public company. At Meditech, he was the lead developer for the Argonaut Project, a joint project by several medical and technology organizations (including Apple and Microsoft) that advanced the interoperability standards for sharing health records and health information technology. Many years later, Mr. Ruiz’s core, foundational work for the Argonaut Project is still in place. He is a summa cum laude graduate of Northeastern University, where he received a bachelor’s degree.

Family Relationships

None.

Conflicts of Interest

Except as set forth below, we do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and 5% or greater stockholders on the one hand, and Creci Inc., on the other hand.

Our chief executive officer has invested $470,000 in Creci Inc. through two SAFEs and two convertible notes issued by the Company to two entities controlled by him. These transactions provided initial and follow-on capital for the Company. Our COO also has invested $62,000 in Creci Inc. through two convertible notes issued by the Company to an entity controlled by him.

Creci also has loaned $150,000 to a related party controlled by our chief executive officer to originate loans in Colombia. Further information is provided in the section “Interest of Management and Others in Certain Transactions” and in the consolidated financial statements. In addition, Creci has recently finalized a transaction wherein the Company has acquired the loan portfolio of the Mentel entities. Our CEO is the ultimate owner of 100% of the equity of the Mentel entities.

Involvement in Certain Legal Proceedings

None. From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Compensation of Directors and Executive Officers

Name	Fiscal Year	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Veronica Pena	2020	Chief Operating Officer	$16,500	$0	$16,500

Mr. Idarraga and Mr. Ruiz were not paid during the 2019 or 2020 fiscal years. From January 11, 2019 through October 14, 2020, Veronica Pena served as executive officer and director of the Company. She unexpectedly passed away on October 14, 2020. Ms. Pena was paid $16,500 during the 2020 fiscal year for her services. Mr. Rodrigues joined Creci as director and executive officer in April 2021. He is not currently earning a salary in any capacity.

There are no other executive officers or directors.

Security Ownership of Management and Certain Security Holders

Common Stock
Name and Address of Beneficial Owner	Stock Amount of beneficial ownership as of September 1, 2021	Options Amount of beneficial ownership acquirable as of September 1, 2021	Percent of Class
Andres Idarraga	7,000,000	0	70.00%
Pravin Rodrigues	0	2,000,000	20.00%
Carlos Ruiz	0	500,000	5.00%
All Directors and Officers, as a group (3 persons)	7,000,000	2,500,000	95.00%
Equity Incentive Plan	0	500,000	5.00%

Unless otherwise noted, the address of each executive officer or director is Creci Inc.,1201 North Market Street, Suite 111, Wilmington, Delaware 19801.

Creci currently has in place an equity compensation plan for employees, contractors, and advisors (hereafter, “beneficiaries”). To date, beneficiaries have been awarded Restricted Stock Units (“RSUs”) under the plan. Each RSU awarded entitles the recipient to receive one common share according to a vesting schedule and subject to other terms and conditions that are set forth in each particular RSU agreement. RSUs have no voting rights and beneficiaries are responsible for any taxes that become due as a result of the granting or vesting of the RSUs. RSUs are awarded at the discretion of management and the board of directors.

Interest of Management and Others in Certain Transactions

In May 2019, the Company issued a $130,000 SAFE to Creci Inc. 401(k) Trust, a simplified 401(k) profit sharing plan set up for the Company. The plan will allow current and future employees of the company to save for retirement through a tax-advantaged account that will allow them to invest in various investment products, including securities issues by the Company. The initial $130,000 was proceeds transferred by Andres Idarraga from a previous employer’s 401(k) plan. In June 2019, the Company issued a $120,000 SAFE to Mentel LLC, a limited liability company of which Andres Idarraga is the Managing Member. The terms of the SAFEs are the same. They shall convert to preferred stock upon our issuance of preferred stock during a future equity raise at a stock price to be determined relative to either a 20% discount to the valuation agreed to during that equity raise or a $2,000,000 post-money valuation cap, or they may convert into either common stock or a right to receive payment, at the election of the holders, in the event we undergo a change of control transaction or initial public offering prior to an equity financing.

In August 2020, the Company issued a $17,000 convertible note to Espera Ventures Green Economy I LP, a limited partnership of which Pravin Rodrigues is the Managing Partner, during our Pre-Seed fundraising round that raised $222,000 via convertible notes. All notes were issued with the same terms. They have a three-year maturity and convert to preferred stock upon our issuance of preferred stock during a future equity raise of at least $500,000 (a “qualified financing”) at a stock price to be determined relative to either a 20% discount to the valuation agreed to during that equity raise or a $2,000,000 pre-money valuation cap, or they may convert into either preferred stock or a right to receive payment, at the election of the holders, in the event we do not raise a qualified equity round prior to maturity or undergo a change of control transaction or initial public offering prior to an equity financing.

The Creci Website

We plan to make Creci Notes available on our website in electronic form and not to list them on any securities exchange. We intend to make the Creci Notes viewable at any time by accessing a “My Documents” tab in an investor’s account, where the Notes will only be accessible by the individual investor and cannot be accessed unless the investor enters login-credentials.

Fees

We do not currently plan to charge Creci Note investors a servicing fee or commission for their investments. However, if we believe it reasonably necessary to make use of a third-party broker-dealer to conduct the offering or any parts of the offering, we may charge a servicing fee on any transactions pursuant to which a fee must be paid to such broker-dealer solely to offset such broker-dealer fees.

Use of Proceeds

We will use the proceeds of this offering primarily to originate loans, extend lines of credit, and provide other debt-based financing to small businesses, such as credit cards, equipment financing, and accounts receivable financing. We also may use the proceeds for general corporate purposes, including the costs of this offering. See “Use of Proceeds.”

Establishing an Account

The first step to being able to purchase Creci Notes on our website will be for a user to set up an investor account. In order to set up a Creci Note account, prospective investors must complete the following steps:

●	if the investor is an individual, by registering and providing the investor’s name, email address, social security number, the type of account and other specified information;

●	if the investor is an organization, by registering and providing the name of the organization, the type of organization, email address, tax identification number, type of account and other specified information; and

●	in either case, the investor must agree to our terms of use, privacy policy and subscription agreement, which provide for the general terms and conditions of using our website and purchasing the Creci Notes and other applicable terms and conditions.

As part of these terms and conditions and by registering to purchase Creci Notes, the investor will be required to certify to us that:

●	the investor has had the opportunity to download and view this offering circular and any offering circular supplement through our website each time the investor purchases Creci Notes;

●	if the investor is an individual investor, the investor’s purchase order has been submitted for and on behalf of the investor’s account;

●	if the investor is an organization, the investor’s purchase order has been submitted by an officer or agent who is authorized to bind the organization;

●	the investor is making the investor’s own investment decision and understand the risk of investing in Creci Notes;

●	we are not providing the investor with any investment advice nor are we acting as or registered as a broker, dealer, investment adviser or other fiduciary; and

●	the investor’s purchase order and all other consents submitted through our website constitute legal, valid and enforceable contracts.

The investor must agree to receive all notifications required by law or regulation or provided for by our website electronically at the investor’s last electronic address the investor provided to us.

After the investor successfully registers on our website, the investor will receive a confirmation of the investor’s successful registration and may view available Creci Note offerings. Please note that the investor is not obligated to submit a purchase order for any Creci Notes simply because the investor has registered on our website.

Once the investor specifies an investment amount and sets up a payment method, such as connecting a bank account, the investor will complete a purchase order for Creci Notes, payment will be processed, and the equivalent amount of Creci Notes will be issued to the investor upon receipt of payment.

Creci Notes may not be a suitable investment for a potential investor, even if the potential investor qualifies to purchase them. Moreover, even if a potential investor qualifies to purchase Creci Notes and places a purchase order, such investor may not receive an allocation of Creci Notes for a number of reasons, including that we have reached the maximum offering amount pursuant to this offering statement or that more than three years have elapsed since the initial qualification of this offering statement.

If an investor has difficulty opening an account or otherwise using our website, an investor may use the live help button on our website to connect with one of our customer service representatives. Customer service representatives will help investors with technical and technology issues related to their use of our website. However, customer service representatives will not provide investors with any investment advice, nor will they provide investors with any information as to the Creci Notes, how much to invest in Creci Notes, or the merits of investing or not investing in Creci Notes.

How to Purchase Creci Notes

An investor may submit purchase orders for Creci Notes by:

●	indicating the amount of Creci Notes that the investor wishes to purchase;

●	reviewing the applicable offering circular for Creci Notes;

●	submitting a purchase order by clicking the confirmation button;

●	choosing payment method by following the requested steps to provide the necessary funds; and

●	reviewing the purchase order to ensure accuracy, checking the box to confirm accuracy, and confirming the purchase order by clicking the confirmation button.

Investors will not be able to purchase Creci Notes unless they have completed all the above steps.

Once an investor submits a purchase order to our website, the investor’s purchase order will constitute an offer to purchase Creci Notes. For purposes of an electronic order process on our website, the time as maintained on our website will constitute the official time of a purchase order.

Website Operation

We are currently building the note investing segment of our website and will test it to confirm its functionality and ability to handle numerous purchase orders and prospective investors. However, we cannot predict the response of our website to any particular issuance of Creci Notes pursuant to this offering circular. Investors should be aware that if a large number of investors try to access our website at the same time and submit their purchase orders simultaneously, there could be a delay in receiving and/or processing their purchase orders. Investors should also be aware that general communications and internet delays or failures unrelated to our website, as well as website capacity limits or failures, may prevent purchase orders from being received on a timely basis by our website. We cannot guarantee our investors that any of their submitted purchase orders will be received, processed and accepted during the offering process.

Orders are typically processed on the business day following the order. Investors may not withdraw the amount of their purchase orders, unless the listing is withdrawn or cancelled. Once a purchase order is accepted and processed, it is irrevocable. Interest does not accrue until the purchase funds have cleared.

Prior to submitting a purchase order, an investor will be required to acknowledge receipt of the offering documents for the Creci Notes that the investor wishes to purchase. In the case of an entity investor, the prospective investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.

The minimum purchase order that an investor will be able to submit for any particular offering of Creci Notes is $10, and subject to consideration there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Auto-Invest Program

Following investors’ initial purchases of Creci Notes, we plan to allow them to affirmatively elect to participate in an auto-invest program (the “Auto-Invest Program”) that allows them to automatically invest in additional Creci Notes on a recurring basis (e.g., monthly or quarterly) subject to an amount (in minimum denominations of $10) and frequency that they designate.

If investors affirmatively elect to participate in the Auto-Invest Program, we will automatically place orders for Creci Notes that match the amount and parameters they designate. Upon affirmatively electing to participate in the Auto-Invest Program, the investor will be asked to agree to the terms and conditions of the Creci Note Investor Agreement. Upon each “auto-investment” being made, we will send a confirmatory email to the investor denoting the amount invested. The terms of the Creci Notes which will be acquired with the proceeds of the Auto-Invest Program will be those in effect as of the date of each reinvestment as set forth in this offering circular, as revised from time to time by supplements filed with the SEC. Investors will be asked to identify the bank account from which the funds would be drawn for purposes of the Auto-Invest Program. Upon affirmatively electing to participate in the Auto-Invest Program, Investors will be asked to make an ongoing representation and warranty that, if they are non-accredited investors, they will not exceed the ownership limitations set forth under Rule 251(d)(2)(C) of Regulation A. Accordingly, each investor must determine from the outset of participation in the auto-invest program that the aggregate amount the investor elects invest through the program will not exceed the Regulation A investment thresholds and if, in the future, the investor’s circumstances change, it should alert the Company and discontinue participation is the representation and warranty can no longer be made.

Creci intends to treat any sales of Creci Notes made pursuant to the Auto-Invest Program as sales chargeable against the aggregate total of offered securities pursuant to this offering circular and to include such sales when calculating the $70 million aggregate offering amount being offered and sold hereunder. We plan to allow investors to cancel their participation in the auto-invest program any time from their Creci investor account dashboard.

Tax and Legal Treatment

Holders of Creci Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investors’ tax situations will likely vary greatly and all tax and accounting questions should be directed towards Investors’ certified public accountants. Investors should also consult with their own personal tax advisors.

In the United States, we expect that our lending activities will be regulated state-by-state as a nonbank, commercial lender and that we will need to obtain licenses and registrations where required in each state where we lend. We believe that most states will not require us to obtain licenses for our commercial lending activities, as currently structured. As a lender, we anticipate that we will generally be subject to the lending laws of our home state of Delaware and possibly the home state of the borrower.

In Colombia, our first lending market, we expect that our lending activities will be regulated at the federal level as a nonbank, commercial lender. At the moment, we believe that we do not need to obtain any licenses for our commercial lending activities, as currently structured.

Securities Being Offered

Following is a summary of the terms of the Creci Notes, which will be offered on the Creci website.

General. We may (through our officers and directors) offer Creci Notes for total gross proceeds of up to $70,000,000 on a continuous basis under this offering circular. We will not issue more than $70,000,000 of such debt securities pursuant to this offering circular in any 12-month period.

The Creci Notes:

●	are priced at $10.00 each;

●	shall bear interest at 5% per annum, compounded monthly, credited monthly to the investor’s account;

●	have three-year terms, after which a holder may demand full repayment at any time;

●	represent a full and unconditional obligation of the Company;

●	are not payment dependent on any individual underlying loan or credit product;

●	are unsecured;

●	are not expected to be convertible or exchangeable into any other securities; and

●	shall be generally callable, redeemable, and prepayable at any time by the Company, subject to limitations set forth in the Creci Notes.

No more than one each fiscal quarter, and with at least 30 days’ notice prior to the end of such fiscal quarter, an investor may submit a request to withdraw up to $500, or 10% of the investor’s principal and accrued interest, whichever is greater, to be paid within 10 days following the end of such fiscal quarter, and subject to available funds from loans made and other cash available to the Company, accounting for the Company’s maintenance of sufficient operating capital (such funds, “Available Cash”). If the aggregate amount of all withdrawal requests received by the Company in a given fiscal quarter exceeds the Available Cash in such fiscal quarter, the amounts paid out under such withdrawal requests shall be pro-rated proportionally to the amount of each request. If the Company has no Available Cash in a given fiscal quarter, no withdrawal requests will be paid. Management retains discretion to allow investors to withdraw additional amounts, subject to the availability of additional funds. The Company also retains the discretion to limit withdrawal requests prior to maturity, and we reserve the right to wait until the maturity date to pay all accrued interest. Investors should be prepared to hold their Creci Notes to maturity.

Ranking. The Creci Notes will be general unsecured obligations of the Company and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the Creci Notes by their terms. The Notes would rank junior to any future secured debt.

Form and Custody. Creci Notes will be issued by computer-generated program on our website and electronically signed by the Company in favor of the investor. The Creci Notes will be stored by the Company and will remain in the Company’s custody for ease of administration. Except during periodic system maintenance, investors will be able to view their Creci Notes through their online dashboard.

Prepayment. Creci Notes will be subject to redemption by the Company at any time at face value plus any accrued but unpaid interest.

Conversion or Exchange Rights. The Creci Notes will not be convertible or exchangeable into any other securities.

Events of Default. The following will be events of default under the Creci Notes:

●	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due; and

●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of Creci Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

Governing Law. Each Creci Note and the Creci Note Investor Agreement will be governed and construed in accordance with the laws of the State of Delaware.

Exclusive Forum Provision. Section 9 of our Form of Creci Note provides that “[t]his Note shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws. In the event that the dispute resolution procedures in Section 8 are found not to apply to a given claim, any judicial proceeding will be brought in the state courts of New Castle County, Delaware. Both parties hereto consent to venue and personal jurisdiction there.”

THIS EXCLUSIVE FORUM PROVISION WOULD NOT APPLY TO SUITS BROUGHT TO ENFORCE A DUTY OR LIABILITY CREATED BY THE SECURITIES ACT, EXCHANGE ACT OR ANY OTHER CLAIM FOR WHICH THE U.S. FEDERAL COURTS HAVE EXCLUSIVE JURISDICTION.

This choice of forum provision may limit a holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find this provision of our Form of Creci Note to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Arbitration. Pursuant to the terms of the Creci Note Investor Agreement, the holders of Creci Notes and the Company will agree to (i) resolve disputes of the holders of Creci Notes through binding arbitration or small claims court, instead of through courts of general jurisdiction or through a class action and (ii) waive the right to a trial by jury and to participate in any class action, except in cases that involve personal injury.

Pursuant to the terms of the Creci Note Investor Agreement, if a holder of Creci Notes does not agree to the terms of the arbitration provision, the holder of Creci Notes may opt-out of the arbitration provision by sending an arbitration opt-out notice to the Company within thirty (30) days of the holder’s first electronic acceptance of the Creci Note Investor Agreement. If the opt-out notice is not received within thirty (30) days, the holder of Creci Note will be deemed to have accepted all terms of the arbitration provision, including the class action and jury waiver. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers.

As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the Creci Note Investor Agreement is enforceable under federal law and the laws of the State of Delaware. Although holders of Creci Notes will be subject to the arbitration provisions of the Creci Note Investor Agreement, the arbitration provisions do not preclude holders of Creci Notes from pursuing claims under the Exchange Act and Securities Act in federal courts.

THE ARBITRATION PROVISION OF THE CRECI NOTE INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CRECI NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE ARBITRATION PROVISION OF THE CRECI NOTE INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Jury Trial and Class Action Waiver. The Creci Note Investor Agreement provides that, to the extent permitted by law, each party to the Creci Note Investor Agreement waives the right to a jury trial or class action of any claim they may have against us arising out of or relating to our Creci Notes or the Creci Note Investor Agreement. If we were to oppose a jury trial or class action demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial or class action. The bondholders of Creci Notes will be subject to these provisions of the Creci Note Investor Agreement to the extent permitted by applicable law. THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION CONTAINED IN THE CRECI NOTE INVESTOR AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF CRECI NOTES OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER AND CLASS ACTION WAIVER PROVISIONS OF THE CRECI NOTE INVESTOR AGREEMENT DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT. If the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers.

No Personal Liability of Directors, Officers, Employees and Stockholders. No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any Creci Notes.

Plan of Distribution

Subscribing for Creci Notes

We are offering up to $70,000,000 in Creci Notes pursuant to this offering circular. Creci Notes being offered hereby will be offered directly by the Company’s officers and directors through the Creci website at www.crecinotes.com. We reserve the right, however, to engage a registered broker-dealer or advisory firm to offer these Notes, which may charge a customary fee or commission for their services, in which case we may charge a servicing fee solely to offset such fee or commission (see “Fees” above). We may also engage the services of a registered broker-dealer portal to offer these Creci Notes. This offering circular will be furnished to prospective investors via electronic format before or at the time of all written offers and will be available for viewing and download on the Creci Notes website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase Creci Notes, a prospective investor must electronically complete, sign and deliver to us an executed Creci Note Investor Agreement and provide funds for its subscription amount set forth therein in accordance with the instructions provided therein.

We may also engage the services of a registered broker-dealer who may offer, sell and process subscriptions for the Creci Notes. If any broker-dealer or other agent/person is engaged to sell our Creci Notes, we will file a post-qualification amendment disclosing the names and compensation arrangements prior to any sales by such persons.

This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this offering. Sales of the Creci Notes will be made on a continuous basis until the maximum amount of Creci Notes (i.e., $70,000,000) are sold. Due to the “best efforts” and continuous nature of this offering, funds received will not be placed in escrow, nor have we made any other arrangements for the return of funds if the maximum amount (i.e., $70,000,000) is not reached.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Creci Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Creci Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our Creci Notes are listed on a national securities exchange.

“Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Creci Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Physical Creci Notes Will Not be Issued

We will not issue Creci Notes in physical or paper form. Instead, our Creci Notes will be issued electronically, and recorded and maintained on an internal register.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by and in compliance with applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the Creci Note product. These “test-the-waters” materials may include information relating to our Company, this offering, any past performance of loan transactions, articles and publications concerning social impact small businesses and small business lending, or public advertisements and audio-visual materials, in each case only as authorized by us. All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this offering, us or our Notes and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes. To be clear, all investors will be furnished with a copy of a current offering circular before or at the time of all written offers.

Legal Matters

Certain legal matters regarding the securities being offered by this offering circular have been passed upon for us by K&L Gates LLP.

Independent Auditors

Our audited financial statements as of and for the period from January 11, 2019 (inception) through December 31, 2020 have been audited by Cherry Bekaert LLP, our independent public accounting firm, given on the authority of that Firm as experts in accounting and auditing.

Creci, Inc.

Financial Statements

Report of Independent Auditor

To the Board of Directors and Members

Creci, Inc.

Fort Lauderdale, Florida

We have audited the accompanying financial statements of Creci, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholder’s deficit, and cash flows for the year ended December 31, 2020 and for the period from January 11, 2019 (inception) through December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creci, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from January 11, 2019 (inception) through December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Fort Lauderdale, Florida

October 12, 2021

cbh.com

Creci, Inc.

Balance Sheets
as of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets
Cash	$94,209	$49,635
Prepaid Legal Expenses	8,053	15,000
Other Receivable - Related Party	-	45
Accrued Interest Receivable - Related Party	8,500	-
Grant Receivable	35,000	-
Total Current Assets	145,762	64,680
Fixed Assets
Software Development Costs	26,728	26,728
Accumulated Amortization	(10,691)	(5,346)
Total Fixed Assets	16,037	21,382
Other Assets
Loans Receivable - Related Party	150,000	50,000
Total Other Assets	150,000	50,000
TOTAL ASSETS	$311,799	$136,062

LIABILITIES AND SHAREHOLDER’S DEFICIT
Liabilities
Current Liabilities
Accrued Payable and Accrued Liabilities	$7,472	$1,379
Total Current Liabilities	7,472	1,379
Long-Term Liabilities
Convertible Notes	222,000	15,000
Contingent Obligations to Issue Future Equity (“SAFEs”) - Related Parties	250,000	250,000
Total Long-Term Liabilities	472,000	265,000
Total Liabilities	479,472	266,379

Shareholder’s Deficit
Preferred Stock, par value $0.00001, 5,000,000 shares authorized, and 0 shares issued and outstanding as of December 31, 2020 and December 31, 2019.
Common Stock, par value $0.00001, 10,000,000 shares authorized, and 7,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019.	70	70
Accumulated Deficit	(167,743)	(130,387)
Total Shareholder’s Deficit	(167,673)	(130,317)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$311,799	$136,062

See accompanying notes to the financial statements

Creci, Inc.

Statements of Operations
for the Year Ended December 31, 2020 and for the Period
January 11, 2019 (inception) through December 31, 2019

	2020	2019
INCOME
Grant Income	$88,000	$-
Interest Income - Related Party	12,340	-
TOTAL INCOME	100,340	-

OPERATING EXPENSES
Advertising and Promotion	2,846	196
Computer and Internet Expenses	10,199	386
Professional Fees	14,404	10,964
Software Development Expenses	53,375	21,228
Organizational Costs	-	49,925
Interest Expense	6,028	37
Other Expenses	7,941	15,236
General and Administrative Expenses	37,557	27,665
TOTAL OPERATING EXPENSES	132,350	125,637

OPERATING LOSS	(32,010)	(125,637)

OTHER INCOME (EXPENSES)
Other Income	-	596
Amortization	(5,346)	(5,346)
TOTAL OTHER EXPENSES	(5,346)	(4,750)

Less Provision for Income Taxes	-	-

NET LOSS	$(37,356)	$(130,387)

Weighted average common shares outstanding (basic and diluted)	7,000,000	7,000,000
Basic and diluted net loss per share	$(0.005337)	$(0.018627)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Stockholder’s Deficit
for the Year Ended December 31, 2020 and for the Period
January 11, 2019 (inception) through December 31, 2019

	Common Stock			Total
	Shares Issued	Cash Paid for Shares	Accumulated Deficit	Stockholder’s Deficit
Balance at January 1, 2019	-	$-	$-	$-
Net Loss			(130,387)	(130,387)
Balance at December 31, 2019	7,000,000	70	(130,387)	(130,317)
Net Loss	-	-	(37,356)	(37,356)
Balance at December 31, 2020	7,000,000	$70	$(167,743)	$(167,673)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Cash Flows
for the Year Ended December 31, 2020 and for the Period
January 11, 2019 (inception) through December 31, 2019

	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(37,356)	$(130,387)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities
Amortization	5,346	5,346
Other Receivable - Related Party	45	(45)
Accrued Interest Receivable - Related Party	(8,500)	—
Grant Receivable	(35,000)	—
Accrued Receivable and Prepaid Expenses	6,947	(15,000)
Accrued Payable and Accrued Liabilities	6,092	1,379
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(25,070)	(8,320)
Net Cash Used in Operating Activities	(62,426)	(138,707)

CASH FLOWS FROM INVESTING ACTIVITIES
Software Development Costs	—	(26,728)
Loans Receivable - Related Party	(100,000)	(50,000)
Net Cash Used in Investing Activities	(100,000)	(76,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Convertible Notes	207,000	15,000
Issuance of Simple Agreements for Future Equity (“SAFEs”) - Related Parties	—	250,000
Issuance of Capital Stock	—	70
Net Cash Provided by Financing Activities	207,000	265,070
Increase or Decrease in Cash and Cash Equivalents	44,574	49,635
Cash and Cash Equivalents, beginning balance	49,635	—
Cash and Cash Equivalents, ending balance	$94,209	$49,635

Supplemental Disclosures of Cash Flow Information
Cash Paid for Income Taxes	$—	$—
Cash Paid for Interest Expense	$—	$—

See accompanying notes to the financial statements

Notes to the Financial Statements

Note 1. Organization and Nature of Operations

Creci, Inc., a Delaware corporation, (“Creci” or the “Company”) was founded on January 11, 2019. Creci is an early-stage company that intends to establish an online platform to make loans and provide credit-based products to small businesses in the United States and Latin America that are furthering social impact goals. In November 2019, Creci Inc. formed a wholly owned subsidiary in Colombia, Creci Finance Colombia SAS. Colombia will be the Company’s first market for its credit products. As of December 31, 2020 and 2019, the subsidiary had no operations. The subsidiary is not material to the financial statements.

For Creci, social impact small businesses are those that work to further at least one of the seventeen United Nations Sustainable Development Goals (“SDGs”), which include goals such as decent work and economic growth, good health, quality education, and affordable and clean energy. Creci will provide small businesses with financing solutions and investors with opportunities to support its portfolio of social impact small businesses by allowing investors to purchase Creci Notes that the Company will issue and that are the subject of this Offering Circular. Creci will pay a 5% annual interest rate on the Creci Notes it will issue and use the funds raised from the sale of the Creci Notes to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses. The Company will earn revenues from the difference between the interest rate it pays to its noteholders and other lenders and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Creci’s goal is to close the small business credit gap, using technology and the power of the crowd to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, that are working to better their communities. The Company intends to offer the Creci Notes in $10.00 increments on a continuous basis directly through its Creci website. The Company intends to offer Creci Note investors higher rates of return on their Creci Note investments than are available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.

Creci is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained, Creci is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of common stock and/or debt to third parties and related parties, as well as an increase in operating revenues. If Creci cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations. If Creci is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned operations, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results, which may be material, could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the valuation of Simple Agreements for Future Equity (“SAFEs”), convertible promissory notes (“convertible notes”), and startup and software development costs associated with establishing the Company.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2020 and 2019.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs and convertible notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated. SAFEs are considered Level 3 liabilities; however, during the current period there was no change in the carrying value of these liabilities based on management estimates.

Organizational Costs

In accordance with Accounting Standards Codification (“ASC”) 720, the Company expenses all costs incurred in connection with the startup and organization of the Company.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, Creci capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. Capitalized development costs are amortized over the estimated useful life of the software, which is five years.

Simple Agreements for Future Equity (“SAFEs”)

The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities (see Note 4). The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board (“FASB”) ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2020 and 2019, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the terms of the SAFEs, which are with related parties, being similar to the terms of the convertible notes (discussed below) that were transacted in arm’s length transactions with unrelated parties.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(i)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(ii)	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate is 80%, and the Post-Money Valuation Cap is $2,000,000 for the SAFEs the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Convertible Notes

The Company has issued several convertible notes. These notes are recorded as short-term or long-term liabilities according to their stated maturity dates (see Note 4).

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event (see Note 4). The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

The Discount Rate is 20%, and the Pre-Money Valuation Cap is $2,000,000 for the convertible notes the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the convertible notes remain outstanding, each convertible noteholder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her convertible note investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Stock-Based Compensation

The Company has issued restricted stock units (“RSUs”) to key advisors and third-parties for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. During the periods ending December 31, 2020 and 2019, respectively, no RSUs met the criteria for vesting (see Note 8).

Revenue Recognition and Cost of Revenues

Creci will borrow money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans will be governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, will constitute the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, and customer support services.

Creci will use the money it borrows from individuals to loan money to small businesses. The Company earns interests on these loans, which will be the primary source of its revenues. All such loans to small businesses are governed by signed contracts between the Company and the small businesses. Interest income is recorded based on the terms of the loan agreement with each small business. Interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with the amortization schedule or the terms of interest payment under each loan agreement, the Company will cease recording revenue until such time that the interest is collected.

Creci receives grants from foundations and other institutions. The company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied.

Advertising and Promotion

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $2,846 and $196 for the years ended December 31, 2020 and 2019, respectively.

General and Administrative

The Company expenses General and Administrative costs as incurred. These costs consist of payments made to outside contractors. General and Administrative expensed were $37,557 and $27,665 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company accounts for income taxes in accordance with ASC Section 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax in the United States (“U.S.”) and has filed tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company has a subsidiary in Colombia that to date has not begun operations. Once it does, the subsidiary will be subject to income taxes in that country. At that time, the Company will evaluate the need to record valuation allowances against any deferred tax assets for that entity based on the “more likely than not” criteria of Topic 740.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (“CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of this standard, but the Company does not expect its adoption to materially affect the Company’s financial statements.

FASB issues ASU to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Note 3. Risks and Uncertainties

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of small businesses. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had many loans outstanding.

As of December 31, 2020 and 2019, the entire amount of loans receivables due to the Company are from one entity, a related party controlled by the Company’s CEO, that used the funds to originate loans in Colombia.

Foreign Credit

Creci intends to make loans to small businesses in the United States and in Latin America, beginning in Colombia. Loans made to Latin American small businesses involve risks including: (i) multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, employment laws, regulatory requirements and other governmental approvals, permits and licenses; (ii) complexities associated with managing multiple payment processing methods; (iii) natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, protests, boycotts, curtailment of trade and other market restrictions; (iv) exchange-rate risk, and (iv) regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws and regulations in other countries.

Loans made in the Company’s first market, Colombia, are subject to risks such as economic instability. Economic instability in Colombia, and in other Latin American and emerging market countries, has been caused by many different factors, including the following: high interest rates; changes in currency values; high levels of inflation; exchange controls; wage and price controls; changes in economic or tax policies; the imposition of trade barriers; and internal security issues. Emerging-market operations generally pose a greater degree of risk than operations in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s economic growth and on its small businesses. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investments is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments occurring in other emerging market countries. There can be no assurance that any crises such as those described above or similar events will not negatively affect the principal countries in Latin America, including Colombia, and thus the Company’s operations.

COVID 19

In January 2020, the World Health Organization declared the coronavirus “COVID-19” outbreak a “Public Health Emergency of International Concern.” In March 2020, it declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates and plans to operate.

Other Risks and Uncertainties

The Company’s business could be impacted by continuing price pressure on its operating costs, acceptance of its products or services in the marketplace, new competitors, changing federal and/or state legislation, new technologies and other factors. Adverse changes in these areas could negatively impact the Company’s financial position, results of operations and cash flows.

Note 4. Long-Term Liabilities

During the year ended December 31, 2019, the Company issued two SAFEs in exchange for $250,000 cash financing and one convertible note in exchange for $15,000 cash financing. The Discount Rate is 20% and the Post-Money Valuation Cap is $2,000,000 for the two SAFEs.

During the year ended December 31, 2019, the Company issued one convertible note in exchange for $15,000 cash financing. During the year ended December 31, 2020, the Company issued various convertible notes in exchange for $207,000 cash financing. The Discount Rate is 20% and the Pre-Money Valuation Cap is $2,000,000 for the convertible notes.

As of December 31, 2020, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE or convertible note funds to preferred stock.

The following tables provides a detail of the transactions for the periods:

Date of Instrument	Type	Amount	Interest Rate (Accrued)	Valuation Cap	Discount	Converts to
5/18/2019	Post-Money SAFE	$130,000	0%	2,000,000	20%	Preferred
6/24/2019	Post-Money SAFE	120,000	0%	2,000,000	20%	Preferred
Total SAFEs		250,000

12/13/2019	Convertible Note	15,000	5%	2,000,000	20%	Preferred
2019 Total		15,000

5/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
5/29/2020	Convertible Note	25,000	5%	2,000,000	20%	Preferred
6/2/2020	Convertible Note	50,000	5%	2,000,000	20%	Preferred
6/9/2020	Convertible Note	15,000	5%	2,000,000	20%	Preferred
6/18/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
6/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
7/13/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
7/22/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
8/17/2020	Convertible Note	17,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
2020 Total		207,000
Total Convertible Notes		222,000
Total SAFEs and Convertible Notes		$472,000

Note 5. Accrued Liabilities

Accrued liabilities represent expenses incurred, but not yet invoiced or paid. The Company’s accrued liabilities consists primarily of deferred interest due to convertible noteholders. The deferred amounts will be paid by the Company, in the future, upon certain conditions, as agreed upon by the Company and convertible noteholders.

Note 6. Commitments and Contingencies

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 7. Related Party Transactions

As of December 31, 2020, the Company issued $250,000 in SAFES to related parties controlled by the Company’s CEO and made a $150,000 loan to a related party controlled by the Company’s CEO to originate loans in Colombia (see Notes 4 and 10). Creci’s CEO initially developed the idea and business model described above through a pre-existing United States entity, Mentel LLC, and its wholly owned subsidiary in Colombia, Mentel Colombia SAS. Certain expenses and organizational costs were incurred by the Mentel LLC and Mentel Colombia SAS related parties for the formation of the Company, and such costs were then allocated and expensed to the Company after formation.

Note 8. Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon inception, 7,000,000 shares of Common Stock were issued to a Company co-founder. As of December 31, 2020, 7,000,000 shares of Common Stock are issued and outstanding, all of which are held by a Company co-founder.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock, each having a par value of $0.00001. As of December 31, 2020, the company has not issued any Preferred Stock.

Stock-Based Compensation

Creci may grant unrestricted and restricted stock awards (“RSAs”), restricted stock options (“RSOs”), or restricted stock units (“RSUs”) to employees, executives, directors, advisors, consultants, and third-parties who perform services for the company. The Company has issued only RSUs as of December 31, 2019 and December 31, 2020.

RSUs issued through December 31, 2020 and 2019 generally follow three time-based vesting schedules, as follows. In the first schedule, 10% of the award vests six months from the vesting commencement date, and 1.66% vests monthly thereafter. In the second schedule, 12.5% of the award vests six months from the vesting commencement date, and 2.08% vests monthly thereafter. In the third schedule, 12.5% of the award vests three months from the vesting commencement date, and 4.16% vests monthly thereafter. All vesting schedules are conditioned on the grantee continuing to provide services to Company through each vesting date.

The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) a change in the ownership or effective control of the Company, or (ii) a change in the ownership of a substantial portion of the assets of the Company, all within the meaning of Section 409A and the rules and regulations promulgated thereunder.

As of December 31, 2020 and 2019, 3,000,000 were authorized to be issued. The company issued 535,000 and 1,500,000 for the years ended December 31, 2020 and 2019, respectively. There were 1,250,000 and 0 RSUs forfeited for the years ended December 31, 2020 and 2019, respectively. During the periods ending December 31, 2020 and 2019, respectively, no RSUs met the criteria for vesting.

A summary of RSUs as of December 31, 2020 and 2019, is as follows:

	December 31, 2020	December 31, 2019
Issued	615,000	1,500,000
Outstanding	865,000	1,500,000
Forfeited	1,250,000	-

The estimated fair market value for the RSUs were determined by reference to valuations of the common stock conducted by unrelated, third parties on various dates. A summary of the value of unvested RSUs is as follows:

	Unvested Restricted Stock Units
	Number of Shares	Weighted- Average Grant-Date Fair Value	Deferred Tax Benefit
Unvested as of December 31, 2019	1,500,000	$8,720	$1,831
Granted	615,000	11,224	2,357
Vested	-	-	(2,788)
Forfeited	1,250,000	(13,277)	-
Unvested as of December 31, 2020	865,000	$6,667	$1,400

The company recognizes RSUs forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

Note 9. Taxes

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Deferred Tax Assets:
Net Operating Loss Carryover	$167,743	$130,387
Temporary Differences	1,400	1,831
Valuation Allowances	(169,142)	(132,218)
Net Deferred Tax Asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2020, the Company had available approximately $167,743 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2040 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and has filed tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company has a subsidiary in Colombia that has not begun operations. The subsidiary will be subject to income taxes in that country. The Company will evaluate the need to record valuation allowances against any deferred tax assets for that entity based on the “more likely than not” criteria of Topic 740.

Note 10. Subsequent Events

On March 1, 2021, Creci, Inc. entered into an agreement with Mentel, LLC, a company owned by one of co-founders, whereby Creci, Inc., receives from Mentel, LLC a loan portfolio in Colombia valued at $125,000; technology valued at $100,000; and $100,000 in cash. In turn, Mentel LLC receives a $175,000 convertible note and the cancellation of a $150,000 loan it previously received from Creci, Inc. On May 1, 2021, the Company issued two convertible notes, each one for $45,000, to each of the co-founders. The convertible notes dated March 1, 2021 and May 1, 2021, respectively, were issued with the same terms. They have a three-year maturity and convert to preferred stock upon the Company issuing of preferred stock during a future equity raise of at least $500,000 (a “qualified financing”) at a stock price to be determined relative to either a 20% discount to the valuation agreed to during that equity raise or a $4,000,000 pre-money valuation cap, or they may convert into either preferred stock or a right to receive payment, at the election of the holders, in the event the Company does not raise a qualified equity round prior to maturity or undergo a change of control transaction or initial public offering prior to an equity financing.

Management has evaluated events through October 12, 2021, the date the financial statements were available to be issued. Except for the above paragraph, no events have occurred subsequent to the date of the financial statements that would require adjustments to, or disclosure in, the financial statements.

Creci, Inc.

Balance Sheets
as of June 30, 2021 and December 31, 2020
(Unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$133,006	$94,209
Other Receivable - Related Party	67,500	—
Prepaid Legal Expenses	8,053	8,053
Prepaid Expenses	1,209
Accrued Interest Receivable - Related Party	1,500	8,500
Grant Receivable	—	35,000
Total Current Assets	211,268	145,762
Fixed Assets
Software Development Costs	26,728	26,728
Brand Development	8,150
Accumulated Amortization	(13,364)	(10,691)
Total Fixed Assets	21,514	16,037
Other Assets
Investment in Creci Finance Colombia SAS	325,000	—
Loans Receivable - Related Party	—	150,000
Total Other Assets	325,000	150,000
TOTAL ASSETS	$557,782	$311,799

LIABILITIES AND SHAREHOLDER’S DEFICIT
Liabilities
Current Liabilities
Accrued Payable and Accrued Liabilities	$17,498	$7,472
Total Current Liabilities	17,498	7,472
Long-Term Liabilities
Convertible Notes	222,000	222,000
Convertible Notes - Related Parties	265,000	—

Contingent Obligations to Issue Future Equity (“SAFEs”) - Related Parties	250,000	250,000
Total Long-Term Liabilities	737,000	472,000
Total Liabilities	754,498	479,472

Shareholder’s Deficit
Preferred Stock, par value $0.00001, 5,000,000 shares authorized, and 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020.
Common Stock, par value $0.00001, 10,000,000 shares authorized, and 7,000,000 shares issued and outstanding as of June 30, 2020 and December 31, 2020.	70	70
Accumulated Deficit	(196,786)	(167,743)
Total Shareholder’s Deficit	(196,716)	(167,673)
TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$557,782	$311,799

See accompanying notes to the financial statements

Creci, Inc.

Statements of Operations
for the Six-Month Periods Ended June 30, 2021 and June 30, 2020
(Unaudited)

	June 30, 2021	June 30, 2020
INCOME
Grant Income	$-	$72,000
Interest Income - Related Party	9,000	3,840
TOTAL INCOME	9,000	75,840

OPERATING EXPENSES
Advertising and Promotion	1,446	1,761
Computer and Internet Expenses	2,714	5,947
Professional Fees	15,525	4,474
Software Development Expenses	-	48,875
Interest Expense	9,217	766
Other Expenses	2,985	5,074
General and Administrative Expenses	3,600	23,457
TOTAL OPERATING EXPENSES	35,487	90,353

OPERATING LOSS	(26,487)	(14,513)

OTHER INCOME (EXPENSES)
Other Income	117	145
Amortization	(2,673)	(2,673)
TOTAL OTHER EXPENSES	(2,556)	(2,528)

Less Provision for Income Taxes	-	-

NET LOSS	$(29,043)	$(17,041)

Weighted average common shares outstanding (basic and diluted)	7,000,000	7,000,000
Basic and diluted net loss per share	$(0.004149)	$(0.005337)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Stockholder’s Deficit
as of June 30, 2021 and December 31, 2020
(Unaudited)

	Common Stock			Total
	Shares Issued	Cash Paid for Shares	Accumulated Deficit	Stockholder’s Deficit
Balance at December 31, 2020	7,000,000	$70	$(167,743)	$(167,673)
Net Loss			(29,043)	(29,043)
Balance at June 30, 2021	7,000,000	$70	$(196,786)	$(196,716)

See accompanying notes to the financial statements

Creci, Inc.

Statements of Cash Flows
for the Six-Month Periods Ended June 30, 2021 and 2020
(Unaudited)

	June 30, 2021	June 30, 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(29,043)	$(17,040)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities
Amortization	2,673	2,673
Other Receivable		(10,000)
Other Receivable - Related Parties	(67,500)	—
Accrued Interest Receivable - Related Party	7,000	(1,700)
Grant Receivable	35,000	(70,000)
Accrued Receivable and Prepaid Expenses	(1,209)	—
Accrued Payable and Accrued Liabilities	10,026	(165)
Accrued Payable and Accrued Liability - Related Party	—	57,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(14,010)	(21,692)
Net Cash Used in Operating Activities	(43,053)	(38,732)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Creci Finance Colombia SAS	(325,000)	—
Loans Receivable - Related Party	150,000	(50,000)
Brand Development	(8,150)	—
Net Cash Used in Investing Activities	(183,150)	(50,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Convertible Notes	265,000	130,000
Net Cash Provided by Financing Activities	265,000	130,000
Increase or Decrease in Cash and Cash Equivalents	38,797	41,268
Cash and Cash Equivalents, beginning balance	94,209	49,634
Cash and Cash Equivalents, ending balance	$133,006	$90,903

Supplemental Disclosures of Cash Flow Information
Cash Paid for Income Taxes	$—	$—
Cash Paid for Interest Expense	$—	$—

See accompanying notes to the financial statements

Notes to the Unaudited Financial Statements

Note 1. Organization and Nature of Operations

Creci, Inc., a Delaware corporation, (“Creci” or the “Company”) was founded on January 11, 2019. Creci is an early-stage company that is establishing an online platform to make loans and provide credit-based products to small businesses in the United States and Latin America that are furthering social impact goals. In November 2019, Creci Inc. formed a wholly owned subsidiary in Colombia, Creci Finance Colombia SAS. Colombia is the Company’s first market for its credit products.

For Creci, social impact small businesses are those that work to further at least one of the seventeen United Nations Sustainable Development Goals (“SDGs”), which include goals such as decent work and economic growth, good health, quality education, and affordable and clean energy. Creci will provide small businesses with financing solutions and investors with opportunities to support its portfolio of social impact small businesses by allowing investors to purchase Creci Notes that the Company will issue and that are the subject of this Offering Circular. Creci will pay a 5% annual interest rate on the Creci Notes it will issue and use the funds raised from the sale of the Creci Notes to offer term loans, lines of credit, credit cards, equipment financing, and accounts receivable financing to small businesses. The Company will earn revenues from the difference between the interest rate it pays to its noteholders and other lenders and the interest rate it charges on its credit products to small businesses. The difference, or spread, between the rates will constitute the primary component of the Company’s gross profits, before other direct costs of revenues, such as web site costs, customer support costs, and operating expenses.

Creci’s goal is to close the small business credit gap, using technology and the power of the crowd to provide fair, affordable, and transparent funding to underserved small businesses, including women- and minority-owned businesses, that are working to better their communities. The Company intends to offer the Creci Notes in $10.00 increments on a continuous basis directly through its Creci website. The Company intends to offer Creci Note investors higher rates of return on their Creci Note investments than are available to them through more traditional low-risk investment vehicles such as savings accounts, money market accounts, and certificates of deposit.

Creci is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained, Creci is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of common stock and/or debt to third parties and related parties, as well as an increase in operating revenues. If Creci cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations. If Creci is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned operations, which could harm its business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results, which may be material, could differ from those estimates. Estimates which are particularly significant to the financial statements include estimates relating to the valuation of Simple Agreements for Future Equity (“SAFEs”), convertible promissory notes (“convertible notes”), and startup and software development costs associated with establishing the Company.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2021 and December 31, 2020.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs and convertible notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated. SAFEs are considered Level 3 liabilities; however, during the current period there was no change in the carrying value of these liabilities based on management estimates.

Organizational Costs

In accordance with Accounting Standards Codification (“ASC”) 720, the Company expenses all costs incurred in connection with the startup and organization of the Company.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, Creci capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. Capitalized development costs are amortized over the estimated useful life of the software, which is five years.

Simple Agreements for Future Equity (“SAFEs”)

The Company issued several Simple Agreements for Future Equity “SAFEs” in exchange for cash financing. These funds have been classified as long-term liabilities (see Note 4). The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board (“FASB”) ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2021 and December 31, 2020, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the terms of the SAFEs, which are with related parties, being similar to the terms of the convertible notes (discussed below) that were transacted in arm’s length transactions with unrelated parties.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

(iii)	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or

(iv)	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The Discount Rate is 80%, and the Post-Money Valuation Cap is $2,000,000 for the SAFEs the Company has issued.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Convertible Notes

The Company has issued several convertible notes. These notes are recorded as short-term or long-term liabilities according to their stated maturity dates (see Note 4).

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event (see Note 4). The convertible notes are recorded as long-term liabilities at their face value, which is equivalent to the proceeds received for issuance.

The Discount Rate is 20%, and the Pre-Money Valuation Cap is $2,000,000 for the convertible notes the Company issued as of December 31, 2020. The Discount Rate is 20%, and the Pre-Money Valuation Cap is 42,000,000 for the convertible notes the Company issued during the six-month period ended June 30, 2021.

If the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the convertible notes remain outstanding, each convertible noteholder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her convertible note investment amount at the same price at which other shares of Common Stock are sold in the change of control.

Stock-Based Compensation

The Company has issued restricted stock units (“RSUs”) to key advisors and third-parties for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. During the periods ending June 30, 2020 and a December 31, 2020, respectively, no RSUs met the criteria for vesting (see Note 8).

Revenue Recognition and Cost of Revenues

Creci will borrow money from individuals through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans will be governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, will constitute the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, and customer support services.

Creci will use the money it borrows from individuals to loan money to small businesses. The Company earns interests on these loans, which will be the primary source of its revenues. All such loans to small businesses are governed by signed contracts between the Company and the small businesses. Interest income is recorded based on the terms of the loan agreement with each small business. Interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with the amortization schedule or the terms of interest payment under each loan agreement, the Company will cease recording revenue until such time that the interest is collected.

Creci receives grants from foundations and other institutions. The company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied.

Advertising and Promotion

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $1,446 and $1,761 for the six-month periods ended June 31, 2021 and 2020, respectively.

General and Administrative

The Company expenses General and Administrative costs as incurred. These costs consist of payments made to outside contractors. General and Administrative expensed were $3,600 and $23,457 for the six-month periods ended June 31, 2021 and 2020, respectively.

Income Taxes

The Company accounts for income taxes in accordance with ASC Section 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax position in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax in the United States (“U.S.”) and has filed tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company has a subsidiary in Colombia that to date has not begun operations. Once it does, the subsidiary will be subject to income taxes in that country. At that time, the Company will evaluate the need to record valuation allowances against any deferred tax assets for that entity based on the “more likely than not” criteria of Topic 740.

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (“CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company is evaluating the impact of this standard, but the Company does not expect its adoption to materially affect the Company’s financial statements.

FASB issues ASU to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Note 3. Risks and Uncertainties

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of small businesses. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had many loans outstanding.

As of June 30, 2020 and December 31, 2020, the entire amount of loans receivables due to the Company are from one entity, a related party controlled by the Company’s CEO, that used the funds to originate loans in Colombia.

Foreign Credit

Creci intends to make loans to small businesses in the United States and in Latin America, beginning in Colombia. Loans made to Latin American small businesses involve risks including: (i) multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, employment laws, regulatory requirements and other governmental approvals, permits and licenses; (ii) complexities associated with managing multiple payment processing methods; (iii) natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, protests, boycotts, curtailment of trade and other market restrictions; (iv) exchange-rate risk, and (iv) regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws and regulations in other countries.

Loans made in the Company’s first market, Colombia, are subject to risks such as economic instability. Economic instability in Colombia, and in other Latin American and emerging market countries, has been caused by many different factors, including the following: high interest rates; changes in currency values; high levels of inflation; exchange controls; wage and price controls; changes in economic or tax policies; the imposition of trade barriers; and internal security issues. Emerging-market operations generally pose a greater degree of risk than operations in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or the European Union, could have a material adverse impact on Colombia’s economic growth and on its small businesses. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investments is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments occurring in other emerging market countries. There can be no assurance that any crises such as those described above or similar events will not negatively affect the principal countries in Latin America, including Colombia, and thus the Company’s operations.

COVID 19

In January 2020, the World Health Organization declared the coronavirus “COVID-19” outbreak a “Public Health Emergency of International Concern.” In March 2020, it declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates and plans to operate.

Other Risks and Uncertainties

The Company’s business could be impacted by continuing price pressure on its operating costs, acceptance of its products or services in the marketplace, new competitors, changing federal and/or state legislation, new technologies and other factors. Adverse changes in these areas could negatively impact the Company’s financial position, results of operations and cash flows.

Note 4. Long-Term Liabilities

During the year ended December 31, 2019, the Company issued two SAFEs in exchange for $250,000 cash financing and one convertible note in exchange for $15,000 cash financing. The Discount Rate is 20% and the Post-Money Valuation Cap is $2,000,000 for the two SAFEs.

During the year ended December 31, 2019, the Company issued one convertible note in exchange for $15,000 cash financing. During the year ended December 31, 2020, the Company issued various convertible notes in exchange for $207,000 cash financing. The Discount Rate is 20% and the Pre-Money Valuation Cap is $2,000,000 for the convertible notes. During the six-month period ended June 30, 2021, the Company issued various convertible notes in exchange for $265,000 cash financing. The Discount Rate is 20% and the Pre-Money Valuation Cap is $4,000,000 for the convertible notes.

As of June 30, 2021, there has not been any priced preferred stock round of financing that would trigger a conversion of the SAFE or convertible note funds to preferred stock.

The following tables provides a detail of the transactions for the periods:

Date of Instrument	Type	Amount	Interest Rate (Accrued)	Valuation Cap	Discount	Converts to
5/18/2019	Post-Money SAFE	$130,000	0%	2,000,000	20%	Preferred
6/24/2019	Post-Money SAFE	120,000	0%	2,000,000	20%	Preferred
Total SAFEs		250,000

12/13/2019	Convertible Note	15,000	5%	2,000,000	20%	Preferred
2019 Total		15,000

5/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
5/29/2020	Convertible Note	25,000	5%	2,000,000	20%	Preferred
6/2/2020	Convertible Note	50,000	5%	2,000,000	20%	Preferred
6/9/2020	Convertible Note	15,000	5%	2,000,000	20%	Preferred
6/18/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
6/29/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
7/13/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
7/22/2020	Convertible Note	20,000	5%	2,000,000	20%	Preferred
8/17/2020	Convertible Note	17,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
9/21/2020	Convertible Note	10,000	5%	2,000,000	20%	Preferred
2020 Total		207,000

3/1/2021	Convertible Note	175,000	5%	4,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	4,000,000	20%	Preferred
5/1/2021	Convertible Note	45,000	5%	4,000,000	20%	Preferred
2021 Total as of June 30, 2021		265,000
Total Convertible Notes		487,000
Total SAFEs and Convertible Notes		$737,000

Note 5. Accrued Liabilities

Accrued liabilities represent expenses incurred, but not yet invoiced or paid. The Company’s accrued liabilities consists primarily of deferred interest due to convertible noteholders. The deferred amounts will be paid by the Company, in the future, upon certain conditions, as agreed upon by the Company and convertible noteholders.

Note 6. Commitments and Contingencies

Litigation

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 7. Related Party Transactions

As of June 30, 2021, the Company issued $250,000 in SAFES to related parties controlled by the Company’s CEO; issued $265,000 in convertible notes to related parties controlled by the Company’s co-founders; and made a $150,000 loan to a related party controlled by the Company’s CEO to originate loans in Colombia. Creci’s CEO initially developed the idea and business model described above through a pre-existing United States entity, Mentel LLC, and its wholly owned subsidiary in Colombia, Mentel Colombia SAS. Certain expenses and organizational costs were incurred by the Mentel LLC and Mentel Colombia SAS related parties for the formation of the Company, and such costs were then allocated and expensed to the Company after formation.

On March 1, 2021, Creci, Inc. entered into an agreement with Mentel, LLC, a company owned by one of co-founders, whereby Creci, Inc., receives from Mentel, LLC a loan portfolio in Colombia valued at $125,000; technology valued at $100,000; and $100,000 in cash. In turn, Mentel LLC receives a $175,000 convertible note and the cancellation of a $150,000 loan it previously received from Creci, Inc.

Note 8. Equity

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon inception, 7,000,000 shares of Common Stock were issued to a Company co-founder. As of June 30, 2021, 7,000,000 shares of Common Stock are issued and outstanding, all of which are held by a Company co-founder.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock, each having a par value of $0.00001. As of December 31, 2020, the company has not issued any Preferred Stock.

Stock-Based Compensation

Creci may grant unrestricted and restricted stock awards (“RSAs”), restricted stock options (“RSOs”), or restricted stock units (“RSUs”) to employees, executives, directors, advisors, consultants, and third-parties who perform services for the company. The Company has issued only RSUs as of June 30, 2021.

RSUs issued through June 30, 2021 generally follow three time-based vesting schedules, as follows. In the first schedule, 10% of the award vests six months from the vesting commencement date, and 1.66% vests monthly thereafter. In the second schedule, 12.5% of the award vests six months from the vesting commencement date, and 2.08% vests monthly thereafter. In the third schedule, 12.5% of the award vests three months from the vesting commencement date, and 4.16% vests monthly thereafter. All vesting schedules are conditioned on the grantee continuing to provide services to Company through each vesting date.

The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) a change in the ownership or effective control of the Company, or (ii) a change in the ownership of a substantial portion of the assets of the Company, all within the meaning of Section 409A and the rules and regulations promulgated thereunder.

As of June 30, 2021, 3,000,000 were authorized to be issued. In the six-month period ended June 30, 2021, the company issued 2,025,000 RSUs and 25,000 RSUs were forfeited. For the year ended December 31, 2020, the company issued 615,000 RSUs and 865,000 RSUs were forfeited.

A summary of RSUs as of June 30, 2021 and December 31, 2020, is as follows:

	June 30, 2021	December 31, 2020
Issued	2,025,000	615,000
Outstanding	2,865,000	865,000
Forfeited	25,000	1,250,000

The estimated fair market value for the RSUs were determined by reference to valuations of the common stock conducted by unrelated, third parties on various dates. A summary of the value of unvested RSUs is as follows:

	Unvested Restricted Stock Units
	Number of Shares	Weighted- Average Grant-Date Fair Value	Deferred Tax Benefit
Unvested as of December 31, 2020	865,000	$6,666	$1,400
Granted	2,025,000	18,225	3,827
Vested	-	-	-
Forfeited	25,000	(456)	(96)
Unvested as of June 30, 2021	2,865,000	$24,435	$5,131

The company recognizes RSUs forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

Note 9. Taxes

The components of the Company’s deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Deferred Tax Assets:
Net Operating Loss Carryover	$196,786	$167,743
Temporary Differences	5,131	1,400
Valuation Allowances	(201,917)	(169,142)
Net Deferred Tax Asset	$-	$-

Based on federal tax returns filed, or to be filed, through June 30, 2021, the Company had available approximately $201,917 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2040 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and has filed tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company has a subsidiary in Colombia that has not begun operations. The subsidiary will be subject to income taxes in that country. The Company will evaluate the need to record valuation allowances against any deferred tax assets for that entity based on the “more likely than not” criteria of Topic 740.

Note 10. Subsequent Events

On August 15, 2021, Creci, Inc.’s Colombian subsidiary, Creci Colombia Finance SAS, finalized the acquisition of the $125,000 loan book referenced in Note 7. The Colombian subsidiary began earning interest on these loans at that time and will pass on the interest earned to Creci, Inc.

Management has evaluated events through October 12, 2021, the date the financial statements were available to be issued. Except for the above paragraph, no events have occurred subsequent to the date of the financial statements that would require adjustments to, or disclosure in, the financial statements.